MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2024

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2024 Annual Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the "Company”) for the year ended December 31, 2024 which are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 19, 2025 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns the mine following an acquisition completed in January 2025), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension in March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. The Company owns two additional mines currently in care and maintenance in Mexico: the San Martin Silver Mine and the Del Toro Silver Mine, as well as several exploration projects. In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC ("First Mint").

The Company completed the acquisition of Gatos Silver, Inc. on January 16, 2025, for a total consideration of the acquisition of $1.07 billion, pursuant to a definitive agreement (the "Merger Agreement") first announced on September 5, 2024. The Company will begin consolidating results from the Los Gatos Joint Venture from January 16, 2025 and this will be reflected in First Majestic’s 2025 financial disclosures.

First Majestic is publicly listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2024 Annual Report	Page 3

2024 ANNUAL HIGHLIGHTS

Key Performance Metrics	2024	2023	2022	Change '24 vs '23
Operational
Ore Processed / Tonnes Milled	2,686,742	2,901,972	3,468,987	(7%)
Silver Ounces Produced	8,400,796	10,250,755	10,522,051	(18%)
Gold Ounces Produced	156,542	198,921	248,394	(21%)
Silver Equivalent ("AgEq") Ounces Produced	21,655,427	26,874,417	31,252,920	(19%)
Cash Costs per Silver Equivalent Ounce(1)	$14.80	$14.49	$14.39	2%
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$21.11	$20.16	$19.74	5%
Total Production Cost per Tonne(1)	$111.03	$127.16	$124.64	(13%)
Average Realized Silver Price per Ounce(1)	$28.26	$23.29	$22.49	21%

Financial (in $millions)[1]
Revenues	$560.6	$573.8	$624.2	(2%)
Mine Operating Earnings	$91.9	$25.6	$16.8	NM
Loss before Income Taxes	($26.5)	($195.9)	($61.4)	(86%)
Net Loss	($101.9)	($135.1)	($114.3)	(25%)
Operating Cash Flows before Working Capital and Taxes	$138.6	$99.2	$109.4	40%
Cash and Cash Equivalents	$202.2	$125.6	$151.4	61%
Total Assets	$1,979.8	$1,976.4	$2,110.0	0%
Total Non-Current Financial Liabilities	$484.4	$498.1	$531.3	(3%)
Working Capital(1)	$224.5	$188.9	$202.9	19%
Earnings (loss) before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$127.1	($41.8)	$33.4	NM
Adjusted EBITDA(1)	$143.8	$144.3	$37.0	0%
Free Cash Flow(1)	$107.1	($9.0)	($64.9)	NM

Shareholders
Loss per Share ("EPS") - Basic	($0.34)	($0.48)	($0.43)	(29%)
Adjusted EPS(1)	($0.14)	($0.08)	($0.21)	75%
NM - Not meaningful

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 49 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2024 Annual Report	Page 4

Operational Highlights

Annual Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon(2)	Consolidated
Ore Processed / Tonnes Milled	776,812	1,012,523	897,406	—	2,686,742
Silver Ounces Produced	4,543,931	1,514,364	2,342,502	—	8,400,796
Gold Ounces Produced	50,432	103,540	164	2,405	156,542
Silver Equivalent Ounces Produced	8,825,259	10,266,313	2,356,393	207,463	21,655,427
Cash Costs per Silver Equivalent Ounce(1)	$16.01	$11.81	$23.17	$16.57	$14.80
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$21.06	$14.40	$28.31	$16.57	$21.11
Cash Cost per Gold Ounce	N/A	N/A	N/A	$1,388	N/A
All-in Sustaining Costs per Gold Ounce	N/A	N/A	N/A	$1,388	N/A
Total Production Cost per Tonne(1)	$176.33	$105.99	$60.18	$—	$111.03
(1)See "Non-GAAP Measures" for further details of these measures.
(2)On March 20, 2023, management made the decision to temporarily suspend all mining activities at Jerritt Canyon effective immediately. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were suspended. In-circuit recovery efforts performed during the year resulted in production of 2,405 gold ounces.

•Acquisition of Gatos Silver, Inc. (“Gatos”): On January 16, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Gatos, in exchange for 177,433,006 common shares of First Majestic for a total consideration of the acquisition of $1.07 billion, pursuant to a Merger Agreement previously announced on September 5, 2024. Gatos holds a 70% joint venture interest in the Cerro Los Gatos Silver Mine, an underground silver mine in Chihuahua, Mexico together with Japan's Dowa Metals & Mining Co., Ltd., which holds the remaining 30% interest.
•Record Production at Santa Elena: Santa Elena produced a new annual record of 10.3 million AgEq ounces in 2024, representing a 7% increase compared to 2023 (9.6 million AgEq ounces). Continued optimization of the dual circuit and tailing filter press led to increased recovery rates and higher plant throughput of approximately 3,200 tonnes per day by the end of 2024.
•High-Grade Gold and Silver Discovery: The Company announced the discovery of a new, high-grade gold and silver vein hosted system - the Navidad system - at the Santa Elena property (see news release on the Company's website dated July 30, 2024). The discovery was made adjacent to the Company’s 100%-owned, and currently producing, Ermitaño mine. First Majestic is focusing its Santa Elena exploration efforts on Navidad to continue to delineate this new vein system.
•Inventory: The Company held 539,153 silver ounces and 2,595 gold ounces in finished goods inventory as at December 31, 2024, inclusive of coins and bullion. The fair market value of this inventory at December 31, 2024 was $15.6 million for silver and $6.8 million for gold, which was not included in revenue during the fourth quarter.
•Conversion to Liquefied Natural Gas (“LNG”) at San Dimas: As part of its ongoing cost and carbon reduction initiatives, First Majestic is replacing the diesel generators used for on-site back-up power at San Dimas with LNG units. The LNG generators are expected to reduce carbon emissions by up to 25% while realizing cost savings, when back-up power is required.
•First Mint Commissioning and Launch: First Mint, LLC, the Company's 100%-owned and operated minting facility in Nevada, USA, celebrated its grand opening in September 2024. Commissioning and silver bullion sales commenced in March 2024 at the state-of-the-art facility. The mint commissioned additional equipment including coin presses and lasers for coin manufacturing in Q4 2024 and expects to receive ISO 9001 certification in 2025. With the addition of First Mint to First Majestic's business, First Majestic is now able to sell a substantially greater proportion of its silver production directly to consumers and can offer manufacturing capacity for third-party demand. More information is available at www.firstmint.com.
•Safety Performance: The consolidated 2024 year-end Total Reportable Incident Frequency Rate (“TRIFR”) was 0.53, well below the Company’s 2024 target KPI of <0.90, representing a 48% improvement on 2023 results. The Lost Time Incident Frequency Rate (“LTIFR”) was 0.10, also below the Company’s target KPI of <0.30 for 2024, representing a 70% improvement on 2023 results. The strong 2024 TRIFR and LTIFR results represent an all-time record and peer-leading safety performance for the Company.
•Cash cost: Cash cost per AgEq ounce for the year was $14.80, representing a 2% increase compared to $14.49 per ounce in the prior year. The slight increase in cash cost per AgEq ounce was primarily due to the lower AgEq production at La Encantada and San Dimas during the year as well higher royalty costs as a result of higher sales at Santa Elena. The

First Majestic Silver Corp. 2024 Annual Report	Page 5

Company has also implemented numerous cost reduction initiatives to help combat inflationary impacts primarily in energy, reagents, other major consumables and a strong Mexican peso, relative to the US dollar. The increase in cash cost was partially offset by increased AgEq production at Santa Elena. Production at Santa Elena set a new annual record and increased by 7%, compared to the prior year, as a direct result of processing higher grade silver and gold ore from the Ermitaño underground mine combined with record metallurgical recoveries and higher throughput facilitated by optimization of the dual-circuit plant and tailing filter press.

•All-in sustaining cost ("AISC")1: AISC per AgEq ounce in the year was $21.11, representing a 5% increase compared to $20.16 in the prior year. The increase in AISC per AgEq ounce was mainly due to the higher cash costs.
Financial Highlights
•Strengthened Cash position and liquidity: The Company ended the year with cash and cash equivalents of $202.2 million, representing a 61% increase compared to $125.6 million at the end of the prior year. Working capital increased to $224.5 million, representing a 19% increase compared to $188.9 million at the end of the prior year. Cash and cash equivalents exclude an additional $106.1 million that is held in restricted cash. The higher cash balance at the end of 2024 was primarily driven by higher mine operating earnings.
•Revenue: The Company generated revenues of $560.6 million in 2024, representing a 2% decrease compared to $573.8 million in 2023. The decrease in revenues was primarily attributed to a 20% decrease in the total number of payable AgEq ounces sold compared to 2023, primarily due to lower production levels at San Dimas and La Encantada as well as the temporary suspension of mining activities at Jerritt Canyon in 2023 which had contributed $40.5 million in revenues during 2023. This was partially offset by a 7% increase in payable AgEq ounces produced at Santa Elena, a $7.1 million increase in revenues from coins and bullion following the opening of First Mint in 2024, and a 21% increase in the average realized silver price per ounce which averaged $28.26 per ounce in 2024 compared to $23.29 per ounce in 2023.
•Improved Mine operating earnings: During the year, the Company recognized mine operating earnings of $91.9 million, representing a 258% increase compared to $25.6 million in 2023. The increase in mine operating earnings was primarily driven by a $48.8 million increase in operating earnings at Santa Elena, representing a 73% improvement compared to the prior year, primarily attributable to stronger metal recoveries and higher throughput from Ermitaño that enabled the mine to achieve a new annual production record.
•Increased Cash Flow from Operations: Operating cash flow before changes in working capital and taxes in the year was $138.6 million, representing a 40% increase compared to $99.2 million in 2023. The increase in cash flow from operations was primarily attributable to improved mine operating earnings as compared to 2023.
•Increased EBITDA1: EBITDA for the year ended December 31, 2024 was $127.1 million, representing a 404% increase compared to a $41.8 million loss in 2023. The increase in EBITDA was primarily attributable to improved mine operating earning in 2024 as compared to 2023. 2023 EBITDA included a $125.2 million impairment cost and the $13.4 million standby costs incurred at Jerritt Canyon following the temporary suspension of activities.

•Adjusted EBITDA1: Adjusted EBITDA normalized for non-cash or non-recurring items such as share-based payments and unrealized losses on marketable securities for the year ended December 31, 2024 was $143.8 million, consistent with 2023.

•Decreased Net loss: The Company recognized a net loss of $101.9 million (EPS of ($0.34)) in 2024, representing a 25% improvement compared to a net loss of $135.1 million (EPS of ($0.48)) in 2023. The improvement in net loss was primarily driven by the $66.3 million increase in mine operating earnings, representing a 258% increase compared to 2023, largely due to higher earnings at Santa Elena. This was partially offset by non-cash deferred income tax expense of $43.4 million in 2024 as compared to a deferred income tax recoveries of $74.8 million in 2023.
•Adjusted net loss1: Adjusted net loss normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities, and deferred income tax for the year ended December 31, 2024 was $41.8 million (Adjusted EPS of ($0.14)), compared to an adjusted net loss of $23.8 million (Adjusted EPS of ($0.08)) in 2023.
•Capital Expenditures: The Company’s total capital expenditures in the year were $127.3 million, representing a 10% decrease compared to $141.0 million in 2023. Total capital expenditures consisted of $54.2 million for underground
1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 49 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

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development (2023 - $71.7 million), $46.0 million in exploration (2023 - $32.2 million), and $27.2 million in property, plant and equipment (2023 - $37.1 million).

Corporate Development and Other:
On September 5, 2024, the Company announced that it had entered into a Merger Agreement with Gatos to acquire all of the issued and outstanding shares of Gatos common stock pursuant to a reverse triangular merger (the "Merger") under Delaware law. Gatos is a silver dominant producer with a 70% interest in the Los Gatos Joint Venture, which owns the producing Cerro Los Gatos Silver Mine, an underground silver mine in Chihuahua, Mexico. Under the terms of the Merger Agreement, Gatos shareholders would receive 2.550 common shares of First Majestic for each share of Gatos common stock held which would result in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis.

The Company's acquisition of Gatos was successfully completed on January 16, 2025. For further information, please see "Subsequent Events" below.

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2024 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2024-Q4	2024-Q3	Change Q4 vs Q3	2023-Q4	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	745,124	678,397	10%	652,731	14%
Silver Ounces Produced	2,353,865	1,967,574	20%	2,612,416	(10%)
Gold Ounces Produced	39,506	41,761	(5%)	46,585	(15%)
Silver Equivalent ("AgEq") Ounces Produced	5,713,289	5,490,416	4%	6,640,550	(14%)
Cash Costs per Silver Equivalent Ounce(1)	$13.82	$15.17	(9%)	$13.01	6%
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$20.34	$21.03	(3%)	$18.50	10%
Total Production Cost per Tonne(1)	$96.63	$109.81	(12%)	$122.76	(21%)
Average Realized Silver Price per Silver Equivalent Ounce(1)	$30.80	$29.84	3%	$24.16	27%

Financial (in $millions)
Revenues	$172.3	$146.1	18%	$136.9	26%
Mine Operating Earnings	$48.2	$28.5	69%	$17.9	169%
Net (Loss) Earnings	($13.5)	($26.6)	49%	$10.2	NM
Operating Cash Flows before Non-Cash Working Capital and Taxes	$62.4	$39.8	57%	$36.3	72%
Capital Expenditures	$36.1	$34.7	4%	$31.6	14%
Cash and Cash Equivalents	$202.2	$154.7	31%	$125.6	61%
Total Assets	$1,979.8	$1,977.5	0%	$1,976.4	0%
Total Non-Current Financial Liabilities	$484.4	$482.8	0%	$498.1	(3%)
Working Capital(1)	$224.5	$238.2	(6%)	$188.9	19%
Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$62.0	$36.9	68%	$33.4	85%
Adjusted EBITDA(1)	$64.8	$39.8	63%	$37.0	75%
Free Cash Flow(1)	$68.4	$31.3	119%	$3.8	NM

Shareholders
(Loss) Earnings per Share ("EPS") – Basic	($0.04)	($0.09)	56%	$0.04	(200%)
Adjusted EPS(1)	$0.03	($0.03)	200%	($0.03)	200%
Dividend per Share	$0.0057	$0.0048	18%	$0.0048	18%
NM - Not meaningful

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 49 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

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Fourth Quarter Production Summary	Santa Elena	San Dimas	La Encantada	Jerritt Canyon (1)	Consolidated
Ore Processed / Tonnes Milled	271,783	219,388	253,953	—	745,124
Silver Ounces Produced	406,009	1,191,893	755,963	—	2,353,865
Gold Ounces Produced	27,216	12,264	26	—	39,506
Silver Equivalent Ounces Produced	2,719,702	2,235,407	758,181	—	5,713,289
Cash Costs per Silver Equivalent Ounce	$10.99	$15.14	$20.01	$—	$13.82
All-in Sustaining Cost per Silver Equivalent Ounce	$13.54	$20.63	$25.34	$—	$20.34
Total Production Cost per Tonne	$91.11	$149.49	$56.88	$—	$96.63
(1)    Jerritt Canyon did not have production in the fourth quarter. Refer to Jerritt Canyon    operational    highlights for further details.

Fourth Quarter Operational Highlights

•Total AgEq Production Increased 4%: The Company produced 5.7 million AgEq ounces in Q4 2024 representing a 4% increase when compared to 5.5 million AgEq ounces produced in the previous quarter driven by a 20% increase in consolidated silver production with improvements across all three operating mines.
•Total Silver Production up 20%, Quarter over Quarter: The Company produced 2.4 million silver ounces in Q4 2024 representing a 20% increase when compared to 2.0 million silver ounces produced in the previous quarter. Silver production increased by 39% at La Encantada, 14% at San Dimas and 8% at Santa Elena due to focused operating improvements at each mine.
•Highest Quarterly Production Since Q2 2023 at La Encantada: The La Encantada silver mine produced 755,963 silver ounces in Q4 2024, its highest quarterly production since Q2 2023, following the recovery of water inventory levels.
•Continued Active Exploration Program: The Company completed a total of 49,183 metres (“m”) of drilling across its mines in Mexico and its Jerritt Canyon Gold Mine in Nevada, U.S.A. during the fourth quarter. During the quarter, up to 28 drill rigs were active consisting of 12 rigs at San Dimas, 10 rigs at Santa Elena, three rigs at Jerritt Canyon and three rigs at La Encantada.
•Cash Cost: Cash cost per AgEq ounce for the quarter was $13.82 per ounce, representing a 9% decrease compared to $15.17 per ounce in the prior quarter. The decrease in cash costs was primarily attributable to the 4% increase in consolidated AgEq production at all three mines, along with a 7% and 3% decrease in mining and general and administrative “G&A” costs, respectively, resulting from operational efficiencies and restructuring efforts implemented in the prior year. The decrease was also driven by the softening of the Mexican Peso which averaged 3% weaker than the previous quarter, relative to the US dollar. This was partially offset by increases in royalty payments from higher production levels at Santa Elena.
•AISC: AISC per AgEq ounce in the fourth quarter was $20.34 per ounce, representing a 3% decrease compared to $21.03 per ounce in the prior quarter. This was primarily attributable to lower cash costs, partially offset by increases in sustaining PP&E costs incurred to expedite projects in 2025 and complete outstanding projects from 2024.

Fourth Quarter Financial Highlights
•Strengthened Cash Position and Liquidity: The Company ended the quarter with a strong cash and cash equivalents position of $202.2 million, representing a 61% increase compared to $125.6 million in the fourth quarter of 2023, while working capital increased to $224.5 million compared to $188.9 million in the fourth quarter of 2023. Cash and cash equivalents exclude an additional $106.1 million that is held in restricted cash.
•Increased Revenue: In the fourth quarter, the Company generated revenues of $172.3 million, representing a 26% increase compared to $136.9 million in the fourth quarter of 2023. This was primarily attributed to a 27% increase in the average realized silver price, which was $30.80 per ounce during the quarter compared to $24.16 per ounce during the fourth quarter of 2023. This was partially offset by a decrease in payable AgEq ounces sold primarily due to lower total production levels compared to the fourth quarter of 2023.
•Improved Mine Operating Earnings: The Company achieved mine operating earnings of $48.2 million, representing a 169% increase compared to $17.9 million in the fourth quarter of 2023. The increase was primarily driven by the strong performance at Santa Elena, which increased $14.1 million, representing a 51% improvement compared to the fourth quarter of 2023. Additionally, improved water levels at La Encantada contributed to an increase of $9.7 million in mine operating earnings, achieving a 185% increase compared to the fourth quarter of 2023.

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•Increased Cash Flow from Operations: Operating cash flow before changes in working capital and taxes in the quarter was $62.4 million, representing a 72% increase compared to $36.3 million in the fourth quarter of 2023. This was primarily driven by a $30.3 million increase in mine operating earnings compared to the fourth quarter of 2023, resulting from a strong performance at Santa Elena and improvements at La Encantada.
•Increased EBITDA1: EBITDA for the quarter was $62.0 million, representing an 85% increase compared to $33.4 million in the fourth quarter of 2023. The increase in EBITDA was primarily attributable to an increase in mine operating earnings compared to the fourth quarter of 2023.
•Increased Adjusted EBITDA1: Adjusted EBITDA normalized for non-cash or non-recurring items such as share-based payments and unrealized losses on marketable securities for the quarter ended December 31, 2024 was $64.8 million, representing a 75% increase compared to $37.0 million in the fourth quarter of 2023.

•Net loss: Net loss for the quarter was $13.5 million (EPS of ($0.04)) compared to net earnings of $10.2 million (EPS of $0.04) in the fourth quarter of 2023. The decrease in net earnings was primarily attributed to a non-cash deferred income tax expense of $18.3 million (EPS of ($0.06)), compared to a non-cash deferred income tax recovery of $22.2 million (EPS $0.08) in the fourth quarter of 2023. This was partially offset by a $30.3 million increase in mine operating earnings compared to the fourth quarter of 2023.
•Increased Adjusted Net Earnings1: Adjusted net earnings normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities, and deferred income tax for the quarter ended December 31, 2024 was $7.6 million (Adjusted EPS of $0.03), representing a 192% increase compared to the $8.3 million adjusted net loss (Adjusted EPS of ($0.03)) in the fourth quarter of 2023.
•Capital Expenditures: The Company’s total capital expenditures in the fourth quarter were $36.1 million, representing a 14% increase compared to $31.6 million in fourth quarter of 2023. Total capital expenditures consisted of $13.6 million for underground development (2023 - $12.4 million), $11.9 million in exploration (2023 - $5.3 million), and $10.7 million in property, plant and equipment (2023 - $13.8 million).

1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 49 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

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2025 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s updated production outlook and cost guidance for 2024. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

In 2025, the Company expects to achieve total attributable production from its four operating mines in Mexico of between 27.8 to 31.2 million silver equivalent (“AgEq”) ounces, including 13.6 to 15.3 million ounces of silver ounces. The increase in forecasted silver production compared to 2024 is due to the addition of attributable production from the Cerro Los Gatos Silver Mine as a result of the Company's acquisition of Gatos Silver Inc. on January 16, 2025, as well as an increase in silver production from Santa Elena, and from La Encantada, following a return to normal operations at La Encantada in the fourth quarter of 2024.

A mine-by-mine breakdown of the 2025 production guidance is included in the table below. The Company reports cost guidance to reflect cash costs and all-in sustaining costs (“AISC”) on a per AgEq attributable payable ounce. The metal price and foreign currency assumptions that were used to calculate the numbers below were: silver: $29.00/oz, gold: $2,500/oz, lead: $0.95/lb., zinc: $1.25/lb. and MXN:USD 19.5:1.

2025 PRODUCTION GUIDANCE

Operation	Silver Oz (M)	Gold Oz (k)	Lead Lbs (M)	Zinc Lbs (M)	Silver Eqv Oz (M)	Cash Cost ($ per AgEq Oz)	AISC ($ per AgEq Oz)
Los Gatos, Mexico (70%)	5.0 – 5.6	3 – 4	29 – 32	47 – 53	8.4 – 9.4	11.98 – 12.56	15.03 – 15.92
Santa Elena, Mexico	1.6 – 1.8	71 – 79	—	—	7.7 – 8.6	14.91 – 15.71	18.60 – 19.79
San Dimas, Mexico	4.3 – 4.8	55 – 61	—	—	9.0 – 10.1	13.28 – 14.04	17.86 – 19.09
La Encantada, Mexico	2.7 – 3.1	—	—	—	2.7 – 3.1	20.16 – 21.32	25.30 – 26.98
Operations Total	13.6 – 15.3	129 – 144	29 – 32	47 – 53	27.8 – 31.2	$14.10 – $14.86	$18.17 – $19.35

Corporate			—	—
Corp. G&A and Services	—	—	—	—	—	—	1.72 – 1.92

Total Consolidated	13.6 – 15.3	129 – 144	29 – 32	47 – 53	27.8 – 31.2	$14.10 – $14.86	$19.89 – $21.27
(1)Certain amounts shown may not add exactly to the total amount due to rounding differences.
(2)Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods. See “Non-GAAP Measures” on pages 49 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

The Company is projecting its consolidated 2025 AISC to be within a range of $19.89 to $21.27 on a per attributable payable AgEq ounce basis. Excluding non-cash items, the Company anticipates its 2025 AISC to be within a range of $19.35 to $20.67 per attributable payable AgEq ounce. An itemized AISC cost table is provided below.

First Majestic Silver Corp. 2024 Annual Report	Page 11

All-In Sustaining Cost Calculation	FY 2025 ($ per AgEq oz)
Total Cash Costs per Payable Equivalent Silver Ounce	14.10 – 14.86
General and Administrative Costs	1.32 – 1.47
Sustaining Development Costs	0.94 – 1.00
Sustaining Property, Plant and Equipment Costs	1.75 – 1.96
Profit Sharing	0.70 – 0.78
Lease Payments	0.54 – 0.60
Share-based Payments (non-cash)	0.40 – 0.45
Accretion and Reclamation Costs (non-cash)	0.14 – 0.15

All-In Sustaining Costs (Ag Eq Oz)	19.89 – 21.27
All-In Sustaining Costs: (Ag Eq Oz excluding non-cash items)	19.35 – 20.67
(1)AISC is a non-GAAP measure and is calculated based on the Company’s consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs. See “Non-GAAP Measures” on pages 49 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2)Consolidated AISC includes general and administrative cost estimates and non-cash costs of $1.86 to $2.07 per AgEq ounce.

CAPITAL INVESTMENTS IN 2025

In 2025, the Company plans to invest approximately $182 million in capital expenditures consisting of $80 million for sustaining activities and $102 million for expansionary projects. This represents a 34% increase compared to the revised 2024 capital expenditures guidance driven largely by the addition of the attributable capital expenditures of the Cerro Los Gatos Silver Mine and is aligned with the Company’s future growth strategy underpinned by exploration and development activities at Santa Elena and San Dimas.

Capital Guidance for 2025

Area	Sustaining ($M)	Expansionary ($M)	Total ($M)
Underground Development	$28	$46	$74
Exploration	—	$49	$49
Property, Plant and Equipment	$51	$5	$56
Corporate Projects	$1	$2	$3
Total	$80	$102	$182

The 2025 annual guidance includes total capital investments of $74 million for underground development; $49 million in exploration; $56 million towards property, plant and equipment; and $3 million towards corporate innovation projects. Management may revise the guidance during the year to reflect actual and anticipated changes in metal prices or to the business. There can be no assurance that cost estimates related to the Company's 2025 guidance will prove to be accurate. For further details regarding risks related to the allocation of capital by the Company, see the section in the Company's most recently filed Annual Information Form (“AIF”) entitled "Risk Factors - Financial Risks - Allocation of Capital - Sustaining and Expansionary Capital".

The Company is planning approximately 270,000 metres (“m”) of exploration drilling in 2025, including 75,000 m at Cerro Los Gatos on a 100% basis, representing a significant increase compared to the 182,932 m completed in 2024. The 2025 drilling program is expected to consist of:

•At San Dimas, approximately 112,000 m of drilling is planned with infill, step-out and exploratory holes focused on near mine and brownfield targets including major ore controlling structures in the West, Central and Sinaloa blocks. Exploration efforts represent a balanced approach to adding Inferred Resources along known veins, converting Inferred to Indicated Resources and identifying new veins in locations where post mineral cover has deferred work to date. Additionally, the exploration team anticipates returning to the Tayoltita and Santa Rita areas where little to no exploration has taken place in recent years.

First Majestic Silver Corp. 2024 Annual Report	Page 12

•At Santa Elena, approximately 57,000 m of drilling is planned. Greenfield and brownfield drilling at Santa Elena will focus on several targets within a 5-kilometre radius around the processing plant where new geologic understanding of district stratigraphy has brought to light large areas with exploration upside. First Majestic will continue to drill the Navidad project where both extension and infill drilling are planned.
•At Cerro Los Gatos, approximately 76,000 m of drilling is planned on a 100% basis. Exploration will be focused on testing potential areas for mineralization expansion at the Central Deep and South East targets as well as taking a first step at exploring the wider land package in search of new ore bodies.
•At Jerritt Canyon, approximately 18,000 m of drilling is planned. Exploration work will be focused on testing the extension of known ore controlling structures below outcropping Upper Plate (cover rock) where the presence of large, mineralized volumes is possible and has been poorly tested to date.

The Company plans to complete approximately 35,500 m of underground development in 2025, compared to 32,047 m completed in 2024. The 2025 development program consists of approximately 14,000 m at San Dimas, 8,100 m at Santa Elena, 5,600 m at La Encantada, and 7,800 m on a 100% basis at Cerro Los Gatos. At San Dimas, the Company is planning to concentrate development metres in the Perez, Regina and Elia Veins. At the Santa Elena district, underground development is expected to focus on Ermitaño and the advancement of the Luna ramp. At the Cerro Los Gatos district, development is to take place in all segments (NW, Central and SE) of the mine. At La Encantada, the Company plans to develop the Ojuelas and Milagros ore bodies for 2025 production.

First Majestic Silver Corp. 2024 Annual Report	Page 13

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2024				2023
PRODUCTION HIGHLIGHTS	Q4(3)	Q3(3)	Q2(3)	Q1(3)	Q4(2)	Q3(2)	Q2(2)	Q1(2)
Ore processed/tonnes milled
Santa Elena	271,783	259,919	256,427	224,394	233,601	226,292	213,878	208,821
San Dimas	219,388	195,279	183,188	178,957	215,232	213,681	227,065	219,367
La Encantada	253,953	223,200	234,955	185,298	203,898	230,230	260,986	271,278
Jerritt Canyon	—	—	—	—	—	—	31,240	146,403
Consolidated	745,124	678,397	674,570	588,651	652,731	670,203	733,170	845,868

Silver equivalent ounces produced
Santa Elena	2,719,702	2,685,375	2,580,497	2,280,739	3,008,449	2,669,411	1,788,596	2,105,336
San Dimas	2,235,407	2,110,905	2,114,072	2,364,875	3,110,677	3,010,458	3,372,418	3,296,367
La Encantada	758,181	550,042	589,060	459,110	521,424	573,458	806,789	843,951
Jerritt Canyon	—	144,093	5,811	57,559	—	32,463	353,168	1,381,452
Consolidated	5,713,289	5,490,416	5,289,439	5,162,283	6,640,550	6,285,790	6,320,971	7,627,105

Silver ounces produced
Santa Elena	406,009	376,203	376,947	355,205	582,484	347,941	142,037	104,129
San Dimas	1,191,893	1,046,340	1,141,906	1,163,792	1,513,791	1,548,203	1,690,831	1,602,483
La Encantada	755,963	545,031	585,329	456,179	516,141	565,724	800,543	836,448
Consolidated	2,353,865	1,967,574	2,104,181	1,975,176	2,612,416	2,461,868	2,633,411	2,543,059

Gold ounces produced
Santa Elena	27,216	27,435	27,176	21,713	28,056	28,367	20,073	24,039
San Dimas	12,264	12,582	12,043	13,543	18,468	17,863	20,509	20,124
Jerritt Canyon	—	1,684	74	647	—	396	4,364	16,341
Consolidated	39,506	41,701	39,293	35,903	46,524	46,626	44,946	60,504

Cash cost per Ounce(1)
Santa Elena (per AgEq Ounce)	$10.99	$11.96	$12.25	$12.13	$10.42	$11.72	$14.45	$11.93
San Dimas (per AgEq Ounce)	$15.14	$16.50	$16.66	$15.81	$13.21	$14.07	$12.07	$10.86
La Encantada (per AgEq Ounce)	$20.01	$25.24	$23.69	$25.22	$26.19	$25.63	$16.90	$15.48
Jerritt Canyon (per Au Ounce)	$—	$1,491	$1,186	$1,260	$—	$1,478	$4,181	$2,540
Consolidated (per AgEq Ounce)	$13.82	$15.17	$15.29	$15.00	$13.01	$14.13	$15.58	$15.16

All-in sustaining cost per Ounce(1)
Santa Elena (per AgEq Ounce)	$13.54	$14.38	$15.07	$14.70	$12.82	$14.68	$18.00	$15.18
San Dimas (per AgEq Ounce)	$20.63	$21.44	$21.78	$20.49	$17.80	$17.76	$15.89	$14.67
La Encantada (per AgEq Ounce)	$25.34	$30.10	$27.87	$31.64	$34.14	$29.86	$19.83	$18.64
Jerritt Canyon (per Au Ounce)	$—	$1,491	$1,186	$1,260	$—	$1,730	$4,205	$3,055
Consolidated (per AgEq Ounce)	$20.34	$21.03	$21.64	$21.53	$18.50	$19.74	$21.52	$20.90

Production cost per tonne
Santa Elena	$91.11	$107.80	$107.47	$120.22	$117.36	$125.05	$109.88	$108.74
San Dimas	$149.49	$168.45	$193.02	$200.72	$183.61	$193.41	$173.62	$157.39
La Encantada	$56.88	$60.86	$57.11	$67.80	$64.70	$61.35	$49.91	$46.27
Jerritt Canyon	$—	$—	$—	$—	$—	$—	$577.83	$278.57
Consolidated	$96.63	$109.81	$113.16	$128.23	$122.76	$125.81	$128.21	$130.71
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 49 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) At Jerritt Canyon, the Company incurred costs related to mining activities for only 79 days during the first quarter of 2023. Jerritt Canyon production during the second quarter comprised of processing most of its remaining ore stockpiles and work-in-process ("WIP") inventory throughout April and May 2023. Jerritt Canyon production during the third quarter of 2023 comprised of pouring ounces from its in-process inventory. Refer to Jerritt Canyon operational highlights for further details.
(3) Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed in 2024 resulted in production of 1,684 gold ounces in Q3 2024, 74 gold ounces in Q2 2024 and 647 gold ounces in Q1 2024.

First Majestic Silver Corp. 2024 Annual Report	Page 14

Operating Results – Consolidated Operations

CONSOLIDATED	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q4 vs Q3	Change '24 vs '23

Ore processed/tonnes milled	745,124	678,397	674,570	588,651	2,686,742	2,901,972	10%	(7%)

Production
Silver ounces produced	2,353,865	1,967,574	2,104,181	1,975,176	8,400,796	10,250,755	20%	(18%)
Gold ounces produced	39,506	41,761	39,339	35,936	156,542	198,921	(5%)	(21%)
Silver equivalent ounces produced	5,713,289	5,490,416	5,289,439	5,162,283	21,655,427	26,874,417	4%	(19%)

Cost
Cash cost per AgEq Ounce(1)	$13.82	$15.17	$15.29	$15.00	$14.80	$14.49	(9%)	2%
All-in sustaining costs per AgEq Ounce(1)	$20.34	$21.03	$21.64	$21.53	$21.11	$20.16	(3%)	5%
Total production cost per tonne(1)	$96.63	$109.81	$113.16	$128.23	$111.03	$127.16	(12%)	(13%)

Underground development (m)	8,716	8,497	8,135	6,701	32,047	34,046	3%	(6%)
Exploration drilling (m)	49,183	50,028	47,447	36,274	182,932	143,465	(2%)	28%
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 49 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Production
During the year, the Company produced 21.7 million AgEq ounces, consisting of 8.4 million ounces of silver and 156,542 ounces of gold, representing an 18% and 21% decrease, respectively, compared to 10.3 million ounces of silver and 198,921 ounces of gold in the prior year. The decrease in silver and gold production was primarily due to lower production levels at San Dimas and La Encantada as well as the temporary suspension of mining activities at Jerritt Canyon in 2023 which had contributed 1.4 million AgEq ounces during the first quarter of 2023. This was partly offset by record production at Santa Elena, driven by ongoing optimization of the dual-circuit plant, which sustained high quarterly throughput and robust metal recoveries across consecutive quarters.

Total production in the fourth quarter of 2024 was 5.7 million AgEq ounces, consisting of 2.4 million ounces of silver, and 39,506 ounces of gold, representing a 20% increase and a 5% decrease, respectively, compared to 2.0 million ounces of silver and 41,761 ounces of gold in the prior quarter. The higher silver production is related to improved production at all three mines, with La Encantada, San Dimas and Santa Elena reporting increases in silver production of 39%, 14%, and 8% respectively.

Total ore processed amounted to 2.7 million tonnes during the year, representing a 7% decrease compared to 2.9 million tonnes in the prior year. The lower tonnage processed was primarily due to the lower tonnage at San Dimas and La Encantada, partially offset by a 15% increase in tonnes processed at Santa Elena compared to the prior year.

Total ore processed during the fourth quarter was 745,124, representing a 10% increase compared to 678,397 in the prior quarter. The increase in ore processed was primarily due to higher tonnage from all three mines, most notably at La Encantada and San Dimas where tonnage increased by 14% and 12%, respectively, compared to the prior quarter. At La Encantada, the successful identification of a new water source earlier in the year has led to water inventory reaching targeted levels which has enabled mill throughput and production to increase compared to the previous quarter. At San Dimas, labour and operating efficiencies continue to improve as a result of the progress being made in the negotiations with the National Union, along with the implementation of operational improvements.

First Majestic Silver Corp. 2024 Annual Report	Page 15

Cash Cost and All-In Sustaining Cost per AgEq Ounce
Cash cost per AgEq ounce for the year was $14.80, representing a 2% increase compared to $14.49 per ounce in the prior year. The slight increase in cash cost per AgEq ounce was primarily due to the lower AgEq production at La Encantada and San Dimas during the year as well higher royalty costs as a result of higher sales at Santa Elena. The Company has also implemented numerous cost reduction initiatives to help combat inflationary impacts primarily in energy, reagents, other major consumables and a strong Mexican peso, relative to the US dollar. The increase in cash cost was partially offset by increased AgEq production at Santa Elena. Production at Santa Elena set a new annual record and increased by 7%, compared to the prior year, as a direct result of processing higher grade silver and gold ore from the Ermitaño underground mine combined with record metallurgical recoveries and higher throughput facilitated by optimization of the dual-circuit plant and tailing filter press.
Cash cost per AgEq ounce for the quarter was $13.82 per ounce, representing a 9% decrease compared to $15.17 per ounce in the prior quarter. The decrease in cash costs was primarily attributable to the 4% increase in consolidated AgEq production at all three mines, along with a 7% and 3% decrease in mining and G&A costs, respectively, resulting from operational efficiencies and restructuring efforts implemented in the prior year. The decrease was also driven by the softening of the Mexican Peso which averaged 3% weaker than the previous quarter, relative to the US dollar. This was partially offset by increases in royalty payments from higher production levels at Santa Elena.
AISC per AgEq ounce in the year was $21.11, representing a 5% increase compared to $20.16 in the prior year. The increase in AISC per AgEq ounce was mainly due to the higher cash costs.
AISC per AgEq ounce in the fourth quarter was $20.34 per ounce, representing a 3% decrease compared to $21.03 per ounce in the prior quarter. This was primarily attributable to lower cash costs, partially offset by increases in sustaining PP&E costs incurred to expedite projects in 2025 and complete outstanding projects from 2024.
Management continues to undertake a series of cost reduction initiatives across the organization aimed at improving efficiencies, lowering production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production. Current initiatives include:
•Negotiating workforce improvement processes with the National Union at San Dimas;
•Reducing remnant pillar extraction at San Dimas within the mine plan and confirming remaining pillars using ore control (termita) drilling processes;
•Managing over-break and under-break to reduce ore dilution impacts and optimize ore extraction at San Dimas and Santa Elena;
•Increasing mine development rates at San Dimas and La Encantada to access additional ore;
•Renegotiating consumable contracts and reducing the use of external consultants;
•Optimizing use of reagent and grinding media consumption;
•At San Dimas, changes in shift line-up and other productivity-enhancing adjustments are being implemented, alongside the use of quality assurance and quality control on operating drilling methods to verify stope positioning, grade, and tonnage. These efforts are also expected to increase development rates and open additional ore stopes;
•Optimizing mining sequencing with the goal of improving ore extraction at San Dimas, Santa Elena and La Encantada;
•Adding an additional haulage contractor at La Encantada to increase and optimize mining rates and ore extraction;
•Improve La Encantada metallurgical recoveries through Increased ore blending options and the addition of lead nitrate to processing; and
•Lowering holding costs at the Company’s suspended operations including the Jerritt Canyon Gold Mine.

Development and Exploration
During the year, the Company completed 32,047 metres of underground development and 182,932 metres of exploration drilling, representing a 6% decrease and 28% increase, respectively, compared to 34,046 metres and 143,465 metres, respectively, in the previous year.

The Company has completed a total of 49,183 metres of drilling across its mines in Mexico and its Jerritt Canyon Gold Mine in Nevada, U.S.A. during the fourth quarter of 2024. During the quarter, up to 28 drill rigs were active consisting of 12 rigs at San Dimas, 10 rigs at Santa Elena, three rigs at Jerritt Canyon and three rigs at La Encantada.

First Majestic Silver Corp. 2024 Annual Report	Page 16

Santa Elena Silver/Gold Mine, Sonora, Mexico

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,000 tons per day (“tpd”) cyanidation circuit from underground reserves. Santa Elena consists of a central processing plant that can receive ore from two separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena mine including mining concessions totaling 102,244 hectares.

Santa Elena	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q4 vs Q3	Change '24 vs '23

Total ore processed/tonnes milled	271,783	259,919	256,427	224,394	1,012,523	882,592	5%	15%
Average silver grade (g/t)	67	68	69	72	69	64	(1%)	8%
Average gold grade (g/t)	3.26	3.50	3.52	3.16	3.36	3.77	(7%)	(11%)
Silver recovery (%)	69%	67%	66%	69%	68%	64%	3%	6%
Gold recovery (%)	96%	94%	94%	95%	95%	94%	2%	1%

Production
Silver ounces produced	406,009	376,203	376,947	355,205	1,514,364	1,176,591	8%	29%
Gold ounces produced	27,216	27,435	27,176	21,713	103,540	100,535	(1%)	3%
Silver equivalent ounces produced	2,719,702	2,685,375	2,580,497	2,280,739	10,266,313	9,571,792	1%	7%

Cost
Cash cost per AgEq Ounce(1)	$10.99	$11.96	$12.25	$12.13	$11.81	$11.87	(8%)	(1%)
All-In sustaining costs per AgEq Ounce(1)	$13.54	$14.38	$15.07	$14.70	$14.40	$14.83	(6%)	(3%)
Total production cost per tonne(1)	$91.11	$107.80	$107.47	$120.22	$105.99	$115.48	(15%)	(8%)

Underground development (m)	2,364	2,263	2,329	2,250	9,206	10,497	4%	(12%)
Exploration drilling (m)	18,014	14,796	15,591	9,911	58,312	48,058	22%	21%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 49 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

2024 vs. 2023
In 2024, Santa Elena produced 1.5 million ounces of silver and 103,540 ounces of gold for a total production of 10.3 million AgEq ounces. This is a new annual record and a 7% increase over 2023's record. Silver production increased by 29% compared to the prior year, while gold production increased 3% compared to 2023. The mill processed 1,012,523 tonnes of ore, 15% higher than the prior year.
Silver and gold head grades averaged 69 g/t and 3.36 g/t respectively, representing a 7% increase and 11% decrease, respectively, compared to 64 g/t and 3.77 g/t in the previous year. Silver and gold recoveries during the year averaged 68% and 95%, respectively, compared to 64% and 94% in the previous year. Continued optimization of the dual circuit and tailing filter press led to increased recovery rates and higher plant throughput of approximately 3,200 tonnes per day by the end of 2024.
For 2024, cash cost per AgEq ounce was $11.81, representing a 1% decrease compared to $11.87 per AgEq ounce in 2023, which was primarily attributed to a 7% increase in AgEq ounces produced. This was partially offset by higher royalty payments during the year primarily due to an increase in production.
AISC per AgEq ounce was $14.40, representing a 3% decrease compared to $14.83 per AgEq ounce in 2023. This was primarily attributable to the decrease in cash costs and decreases in sustaining development costs compared to the prior year.
The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell to Sandstorm 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce,

First Majestic Silver Corp. 2024 Annual Report	Page 17

subject to a 1% annual inflation adjustment. During the year ended December 31, 2024, the Company delivered 47 ounces (2023 - 1,094 ounces) of gold to Sandstorm at an average price $482 per ounce (2023 - $473 per ounce).

The Santa Elena mine has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides Orogen with a 2% NSR royalty from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño property. For the year ended December 31, 2024, the Company has incurred $11.3 million (2023 - $8.7 million) in NSR royalty payments in connection with production from Ermitaño.
During the year, a total of 9,206 metres of underground development and 58,312 metres of exploration drilling were completed, representing 12% decrease and 21% increase, respectively, compared to 10,497 metres of underground development and 48,058 metres of exploration drilling in the prior year. Total exploration costs for the year were $11.1 million compared to $8.7 million in the prior year driven by increased drilling metres.

During the year, the Company announced the discovery of the Navidad vein system, a new significant, vein-hosted gold and silver mineralized system adjacent to the Company’s currently producing Ermitaño mine. Please refer to the news release dated July 30, 2024, on the Company's website for further details.

2024 Q4 vs. 2024 Q3
Santa Elena produced 2.7 million AgEq ounces, 1% above the prior quarter, consisting of 406,009 ounces of silver and 27,216 ounces of gold. Silver production increased by 8% compared to the prior quarter, while gold production was largely unchanged. The increase in production was primarily due to improved recoveries and higher ore processed.

The mill processed a total of 271,783 tonnes of ore, slightly higher than the prior quarter with average silver and gold ore grades remaining relatively consistent at 67 g/t and 3.26 g/t, respectively.

Silver and gold recoveries during the quarter averaged 69% and 96%, respectively, compared to 67% and 94% in the prior quarter.

Cash cost per AgEq ounce in the fourth quarter was $10.99, representing an 8% decrease compared to $11.96 per AgEq ounce in the prior quarter, which was primarily attributed to cost savings at the mine from dilution control as well as an increase in AgEq ounces produced. This was partially offset by higher royalty payments during the fourth quarter.

AISC per AgEq ounce for the quarter was $13.54, representing a 6% decrease compared to $14.38 per AgEq ounce in the prior quarter. This was primarily attributable to a decrease in cash costs and lower lease payments compared to the prior quarter. This was partially offset by higher sustaining PP&E costs compared to the prior quarter.

During the quarter, a total of 2,364 metres of underground development was completed at the Ermitaño mine, representing a 4% increase compared to 2,263 metres in the prior quarter. During the quarter, 10 drill rigs consisting of eight surface rigs and two underground rigs, completed 18,014 metres of drilling on the property. Total exploration costs in the fourth quarter were $3.1 million, representing a 6% increase compared to $2.9 million in the prior quarter.

First Majestic Silver Corp. 2024 Annual Report	Page 18

San Dimas Silver/Gold Mine, Durango, Mexico

The San Dimas Silver/Gold Mine is located approximately 130 kilometres northwest of the city of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation that produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to a private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q4 vs Q3	Change '24 vs '23

Total ore processed/tonnes milled	219,388	195,279	183,188	178,957	776,812	875,345	12%	(11%)
Average silver grade (g/t)	195	188	210	220	202	240	4%	(16%)
Average gold grade (g/t)	1.88	2.12	2.15	2.45	2.13	2.85	(11%)	(25%)
Silver recovery (%)	87%	89%	92%	92%	90%	94%	(2%)	(4%)
Gold recovery (%)	93%	95%	95%	96%	95%	96%	(2%)	(1%)

Production
Silver ounces produced	1,191,893	1,046,340	1,141,906	1,163,792	4,543,931	6,355,308	14%	(29%)
Gold ounces produced	12,264	12,582	12,043	13,543	50,432	76,964	(3%)	(34%)
Silver equivalent ounces produced	2,235,407	2,110,905	2,114,072	2,364,875	8,825,259	12,789,920	6%	(31%)

Cost
Cash cost per AgEq Ounce(1)	$15.14	$16.50	$16.66	$15.81	$16.01	$12.51	(8%)	28%
All-In sustaining costs per AgEq Ounce(1)	$20.63	$21.44	$21.78	$20.49	$21.06	$16.48	(4%)	28%
Total production cost per tonne(1)	$149.49	$168.45	$193.02	$200.72	$176.33	$176.84	(11%)	0%

Underground development (m)	5,473	5,452	4,859	3,709	19,493	17,641	0%	10%
Exploration drilling (m)	26,954	29,172	31,249	26,363	113,738	78,039	(8%)	46%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 49 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

2024 vs. 2023
In 2024, San Dimas produced 8.8 million AgEq ounces consisting of 4.5 million ounces of silver and 50,432 ounces of gold. Silver production decreased by 29%, while gold production decreased by 34%, when compared to the prior year. The mill processed a total of 776,812 tonnes of ore, a decrease of 11% compared to the prior year. The decrease in silver and gold production was primarily driven by a reduction in ore grades, vein widths, and union workforce underperformance. This resulted in lower than planned fresh ore tonnes mined containing lower silver and gold grades as well as a decrease in ore tonnes processed for the year. Negotiations with the unionized workers continued throughout the year and an agreement was reached in August 2024 on certain matters, the most significant being the payment for the annual bonus. Labour and operating efficiencies have improved as a result, and management anticipates further improved production at San Dimas in 2025.

During the year, silver and gold grades averaged 202 g/t and 2.13 g/t, respectively, representing a 16% and 25% decrease, respectively, compared to 240 g/t and 2.85 g/t in the prior year. Silver and gold recoveries during the year averaged 90% and 95%, respectively, compared to 94% and 96% in the prior year.

During the year, cash cost per AgEq ounce was $16.01, representing a 28% increase compared to $12.51 per AgEq ounce in the prior year. This was primarily due a decrease in AgEq ounces produced compared to the prior year.

First Majestic Silver Corp. 2024 Annual Report	Page 19

AISC per AgEq ounce in 2024 was $21.06, representing a 28% increase compared to $16.48 per AgEq ounce in 2023. This was primarily attributable to an increase in cash costs.

As a result of a period of continued rain during the year following extended drought conditions, the Company's Las Truchas hydroelectric dam water levels recovered to full capacity. Las Truchas provides efficient and renewable energy at lower costs, and with a lower carbon footprint to the San Dimas mine. Additionally, as part of its ongoing cost reduction and carbon reduction initiatives, First Majestic is replacing the diesel generators used for on-site back-up power at San Dimas with LNG units. The company expects that this will generate cost-savings and will result in a reduction in carbon emissions of up to 25%, when back-up power is required.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. (“Wheaton” or “WPMI”), which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of December 31, 2024, was 70:1. During the year ended December 31, 2024, the Company delivered 28,746 ounces (2023 - 42,172 ounces) of gold to WPMI at $635 per ounce (2023 - $628 per ounce).

During the year, a total of 19,493 metres of underground development and 113,738 metres of exploration drilling were completed, representing a 10% and 46% increase, respectively, compared to 17,641 metres and 78,039 metres in the prior year. Total exploration costs were $12.6 million, representing a 32% increase compared to $9.5 million in the prior year driven by increased drilling metres.

2024 Q4 vs. 2024 Q3
San Dimas produced 2.2 million AgEq ounces during the quarter representing a 6% increase compared to the prior quarter, consisting of 1.2 million ounces of silver and 12,264 ounces of gold. Silver production increased by 14%, while gold production decreased by 3%, when compared to the prior quarter. The increase in silver production was driven by an increase in ore tonnes processed and higher silver grades. The decrease in gold production was driven by a lower gold grade, and lower gold recovery.

The mill processed a total of 219,388 tonnes of ore, an increase of 12% compared to the prior quarter, with average silver and gold grades of 195 g/t and 1.88 g/t, respectively, compared with 188 g/t and 2.12 g/t in the previous quarter.

Silver and gold recoveries during the quarter averaged 87% and 93%, respectively, compared to 89% and 95% in the previous quarter. Lower silver recoveries were a result of complex ores from the Perez vein combined with lower-grade backfill ore processing.

In the fourth quarter, cash cost per AgEq ounce was $15.14, representing an 8% decrease compared to $16.50 per AgEq ounce in the prior quarter. The decrease in cash cost was primarily due to an increase in AgEq ounces produced and the weakening of the Mexican peso, relative to the US dollar, by 6% compared to the prior quarter.

AISC per AgEq ounce for the quarter was $20.63, representing a 4% decrease compared to $21.44 per AgEq ounce in the prior quarter. This was primarily due to lower cash costs, partially offset by higher sustaining PP&E costs compared to the prior quarter.

A total of 5,473 metres of underground development was completed in the fourth quarter, representing a marginal decrease compared to 5,452 metres in the prior quarter. During the quarter, a total of 12 drill rigs consisting of three surface rigs and nine underground rigs, completed 26,954 metres of exploration drilling, representing an 8% decrease compared to 29,172 metres in the prior quarter. Total exploration costs were $3.1 million, representing a 6% decrease compared to $3.3 million in the prior quarter.

First Majestic Silver Corp. 2024 Annual Report	Page 20

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is an underground mine located in the northern Mexico State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada mine.

La Encantada	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q4 vs Q3	Change '24 vs '23

Ore processed/tonnes milled	253,953	223,200	234,955	185,298	897,406	966,392	14%	(7%)
Average silver grade (g/t)	126	110	129	123	122	121	15%	1%
Silver recovery (%)	73%	69%	60%	62%	67%	73%	5%	(8%)

Production
Silver ounces produced	755,963	545,031	585,329	456,179	2,342,502	2,718,856	39%	(14%)
Gold ounces produced	26	59	46	33	164	321	(56%)	(49%)
Silver equivalent ounces produced	758,181	550,042	589,060	459,110	2,356,393	2,745,622	38%	(14%)

Cost
Cash cost per AgEq Ounce(1)	$20.01	$25.24	$23.69	$25.22	$23.17	$20.05	(21%)	16%
All-In sustaining costs per AgEq Ounce(1)	$25.34	$30.10	$27.87	$31.64	$28.31	$24.28	(16%)	17%
Total production cost per tonne(1)	$56.88	$60.86	$57.11	$67.80	$60.18	$54.74	(7%)	10%

Underground development (m)	877	781	947	742	3,347	3,067	12%	9%
Exploration drilling (m)	3,044	1,862	607	0	5,513	3,812	63%	45%
NM - Not meaningful
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 49 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

2024 vs. 2023
During the year, La Encantada produced 2.3 million ounces of silver and 164 ounces of gold for a total of 2.4 million AgEq ounces, representing a 14% decrease compared to 2.7 million AgEq ounces in 2023. The mill processed a total of 897,406 tonnes of ore, a decrease of 7% compared to the prior year. La Encantada was impacted by limited water supply to the mill, driven by the collapse of one of three water wells that supply the plant with the necessary water for processing. A replacement water source was discovered through drilling in April 2024 and was connected to the mill in June. Water inventory levels at the plant reached full capacity in the second half of the year, allowing ore throughput rates to return to normal levels. As a result, AgEq ounces produced was 25% higher in the second half of the year compared to the first half and 39% higher in fourth quarter compared to the third quarter.

Silver recoveries for the year were 67%, representing an 8% decrease compared to 73% in 2023. Lower silver recoveries were a result of processing higher manganese content ores. Silver grades during the year averaged 122 g/t, representing a 1% increase compared to 121 g/t in 2023.

During the year cash cost per AgEq ounce in 2024 was $23.17, representing a 16% increase compared to $20.05 per AgEq ounce in 2023. This was primarily due to a 14% decrease in AgEq ounces produced, along with slightly higher energy costs due to a temporary failure in one of the LNG power generators during the year, which has since been repaired.

First Majestic Silver Corp. 2024 Annual Report	Page 21

AISC per AgEq ounce for the year was $28.31, representing a 17% increase compared to $24.28 per AgEq ounce in the prior year. The increase in AISC per AgEq ounce was primarily due to higher cash costs.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited (“Metalla”). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the year ended December 31, 2024, the Company incurred $0.4 million (December 31, 2023 - $0.5 million) in NSR royalty payments from production at La Encantada.

A total of 3,347 metres of underground development and 5,513 metres of exploration drilling were completed in the year, representing a 9% and 45% increase, respectively, compared to 3,067 metres of underground development and 3,812 metres of exploration drilling in the prior year. The 2024 exploration program commenced mid-year after securing a new water source. Total exploration costs in 2024 were $1.9 million, representing a 26% increase compared to $1.5 million in the prior year driven by an increase in drilling metres.

2024 Q4 vs. 2024 Q3
During the quarter, La Encantada produced 755,963 ounces of silver, representing a significant 39% increase compared to the prior quarter as tonnes of ore processed, silver grades and silver recovery improved with the return to normal operations following the recovery of water inventory levels.

The mill processed a total of 253,953 tonnes of ore, an increase of 14% compared to the previous quarter, with an average silver grade of 126 g/t, compared to 110 g/t in the prior quarter.

Silver recovery for the quarter was 73%, compared to the 69% in the previous quarter. Metallurgical testing indicated that the addition of lead nitrate to the leaching circuit will provide positive recovery results for La Encantada ores. Installation of the lead nitrate system was completed at the end of the third quarter, improving recovery rates in the fourth quarter.

Cash cost per AgEq ounce for the quarter was $20.01, representing a 21% decrease compared to $25.24 per AgEq ounce in the prior quarter, primarily due to a 38% increase in AgEq ounces produced compared to the prior quarter.

AISC per AgEq ounce for the quarter was $25.34, representing a 16% decrease compared to $30.10 per AgEq ounce in the previous quarter. This was primarily due to lower cash costs, partially offset by higher sustaining PP&E costs compared to the prior quarter.

A total of 877 metres of underground development was completed in the fourth quarter at La Encantada, representing a 12% increase compared to 781 metres in the prior quarter. During the quarter, a total of three drill rigs consisting of two surface drill rigs and one underground rig completed 3,044 metres of drilling on the property, representing a 63% compared to 1,862 metres in the third quarter. Total exploration costs in the fourth quarter were $0.8 million, representing a 46% increase compared to $0.5 million in the prior quarter.

First Majestic Silver Corp. 2024 Annual Report	Page 22

First Mint LLC, Nevada, United States

First Mint, LLC ("First Mint") is the Company’s operating minting facility located in Nevada, United States. First Mint expands upon the Company’s existing bullion sales through vertically integrating the production of investment-grade fine silver bullion, and the Company expects that First Mint will allow the Company to sell a greater portion of its silver production directly to its shareholders and bullion customers. First Mint operates some of the most innovative processing equipment in the precious metals industry, including an environmentally friendly flameless tunnel, which uses significantly less electricity and produces near zero emissions when compared to traditional minting processes. First Mint enables the Company to turn its own silver into an array of finished bullion products, and provides manufacturing capacity for third-party demand. The Company owns 100% of First Mint.

First Mint(1)	2024-Q4	2024-Q3	2024-Q2	Q1 2024	2024-YTD	2023-YTD	Change Q4 vs Q3	Change '24 vs '23

Ounces sold	294,278	83,852	106,890	36,959	521,979	340,432	175%	53%

Financial Results
Revenue ($ thousands)	$9,052	$2,665	$3,298	$987	$16,002	$8,891	174%	80%
Average realized price per ounce - Bullion(2)	$30.76	$31.78	$30.86	$26.71	$30.66	$26.11	0%	17%
(1) This table is inclusive of the Company's bullion store and its minting facility in Nevada, United States.
(2) Average realized price per ounce is disclosed on the Company's financial statements in Note 4 - Segmented Information.

2024 vs. 2023
Commissioning for First Mint commenced in March 2024 and was focused on commissioning production and research and development. The facility will be able to provide a steady supply of cast bars and one-ounce silver rounds, with additional capacity to service third party orders. First Mint officially celebrated its inauguration on September 26, 2024. While silver bullion sales by First Mint commenced in March, the inauguration celebrated the mint’s progress to-date on implementing innovative production and fulfillment processes at the facility. During this time, the Mint also commissioned several pieces of new equipment including coin presses, lasers, etching equipment for bar and coin manufacturing and is expected to receive ISO 9001 certification in 2025. This quality certification will allow silver products sold by First Mint to be Individual Retirement Account ("IRA") eligible, permitting investors to hold these silver products within approved retirement accounts. First Mint enables First Majestic to turn its mined silver into an array of finished bullion products for direct sale to the public and offers manufacturing capacity for third-party demand.

During the year, First Mint and the Company's bullion store collectively sold 521,979 ounces of silver, representing a 53% increase compared to 340,432 ounces sold in the prior year through the bullion store. The ounces sold through First Mint accounted for 6% of the Company’s total silver production during the year.

Total revenues for the year were $16.0 million at an average realized price of $30.66 per ounce, representing an 80% and 17% increase, respectively, compared to revenues of $8.9 million at an average realized price of $26.11 per ounce in the prior year.

2024 Q4 vs. 2024 Q3
During the fourth quarter, First Mint set a new record for quarterly sales, with 294,278 ounces of silver sold, representing a 251% increase compared to 83,852 ounces in the prior quarter. The ounces sold through First Mint accounted for 13% of the Company’s total silver production during the fourth quarter of 2024.

Total revenues for the fourth quarter were $9.1 million at an average realized price of $30.76 per ounce, representing a 240% increase and a 3% decrease, respectively, compared to revenues of $2.7 million at an average realized price of $31.78 per ounce in the prior quarter.

First Majestic Silver Corp. 2024 Annual Report	Page 23

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tpd.

On March 20, 2023, the Company temporarily suspended mining activities at Jerritt Canyon to reduce overall costs and refocus mining and exploration plans at the mine. The property consists of a large, under-explored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2024-YTD	2023-YTD	Change Q4 vs Q3	Change '24 vs '23

Ore processed/tonnes milled	—	—	—	—	—	177,643	0%	(100%)
Average gold grade (g/t)	—	—	—	—	—	4.26	0%	(100%)
Gold recovery (%)	—	—	—	—	—	87%	0%	(100%)

Production
Gold ounces produced	—	1,684	74	647	2,405	21,101	(100%)	(89%)
Silver equivalent ounces produced	—	144,093	5,811	57,559	207,463	1,767,083	(100%)	(88%)

Underground development (m)	—	—	—	—	—	2,841	0%	(100%)
Exploration drilling (m)	1,171	4,199	—	—	5,370	13,556	(72%)	(60%)

2024 vs. 2023
Operations at the Jerritt Canyon mine were placed on temporary suspension in March 2023. As of April 24, 2023, all production activities at the Jerritt Canyon processing plant were fully suspended. In-circuit recovery efforts performed during 2024 resulted in the recovery of 2,405 ounces of gold.

During the year, the Company incurred $17.3 million in holding costs at Jerritt Canyon, primarily for care and maintenance activities such as water management and treatment, maintaining environmental permits and controls, keeping the plant well-maintained for future processing and maintaining land access. The Company continues to focus on optimizing holding costs and completing technical studies that will support an eventual restart of the mine in the future.

Jerritt Canyon’s 2024 exploration program commenced at the beginning of the third quarter. The exploration program is focused on unexplored targets on the recently permitted U.S. Forest Lands on First Majestic’s large Nevada land package. During the year, the Company completed 5,370 metres of surface drilling on the property, which is less than the Company had planned due to a delayed startup and negative weather conditions. Total exploration costs were $6.7 million in the year, representing a 29% increase compared to $5.2 million in the prior year.

2024 Q4 vs. 2023 Q3
During the quarter, the Company incurred $4.2 million in holding costs at Jerritt Canyon, representing a 22% decrease compared to $5.4 million in the prior quarter. A total of three drill rigs completed 1,171 metres of surface drilling on the property, representing a 72% decrease from 4,199 metres in the prior quarter, due to early winter conditions. Total exploration costs amounted to $1.8 million in the fourth quarter of 2024, representing a 53% decrease compared to $3.8 million in the prior quarter.

First Majestic Silver Corp. 2024 Annual Report	Page 24

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, Mexico, is a complex of underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, metallurgical pilot plant, buildings, offices and associated infrastructure.

Operations at the La Parrilla mine were placed on care and maintenance in September 2019.

On December 7, 2022, the Company announced that it had entered into an asset purchase agreement with Golden Tag Resources Ltd. (which subsequently changed its name to Silver Storm Mining Ltd.) (“Silver Storm”) to sell the La Parrilla Silver Mine for total consideration of up to $33.5 million, consisting of 143,673,684 common shares of Silver Storm at a deemed price of $0.16 per share, having an aggregate value as of the date of the agreement of $20 million, and up to $13.5 million in contingent consideration, in the form of three milestone payments, payable in either cash or Silver Storm shares, out of which $2.7 million is payable no later than 18 months following the closing date.

On August 14, 2023, the Company completed the sale of La Parrilla to Silver Storm and received total consideration of $13.3 million net of transaction costs. Based on the price of Silver Storm’s common shares at the time of closing the transaction, the Company recorded a loss on disposition of $1.6 million. In addition, First Majestic participated in Silver Storm’s offering of subscription receipts (the “Subscription Receipts”) and purchased 18,009,000 Subscription Receipts at a price of CAD$0.20 per Subscription Receipt which, in accordance with their terms, have now converted into 18,009,000 Silver Storm common shares and 9,004,500 common share purchase warrants (the “Warrants”). Each Warrant is exercisable for one additional Silver Storm common share until August 14, 2026, at a price of CAD$0.34.The Company began accounting for the shares received from Silver Storm as an equity security at fair value through other comprehensive income (“FVTOCI”).

La Guitarra Silver Mine, Mexico State, Mexico

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, Mexico, approximately 130 kilometres southwest from Mexico City.

The La Guitarra milling and mining operations were placed under care and maintenance in August 2018.

On May 24, 2022, the Company announced that it had entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. (“Sierra Madre”), to sell the Company’s subsidiary La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra”), which owned the La Guitarra Silver Mine, to Sierra Madre for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre common shares at a deemed price of $0.51 per share.

On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre and received total consideration of $33.2 million net of transaction costs (paid in common shares of Sierra Madre), before working capital adjustments. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company recorded a loss on disposition of $1.4 million. The Company began accounting for the common shares received from Sierra Madre as an equity security at FVTOCI.

On May 8, 2024, the Company advanced a $5.0 million loan to Sierra Madre for the purposes of advancing the La Guitarra mine. The loan bears interest at a rate of 15% per annum (payable monthly) and full payment of the principal amount is due on May 8, 2026.

First Majestic Silver Corp. 2024 Annual Report	Page 25

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 kilometres to the southeast of the La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine have been on care and maintenance since January 2020.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, Mexico. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 hectares to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021 and the mine and plant have been occupied and are currently under the de facto control of an organized criminal group. Due to this situation, the Company has been unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities and the Company has limited information as to the current state of repair at the mine, including the tailings storage facility. The Company has repeatedly requested all applicable governmental authorities to take action to secure the area but, to date, the Mexican government has failed to take any such action and the Company’s own efforts have been unsuccessful. The Company is continuing its efforts to work with governmental authorities to take action to secure the area.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project (the “Springpole Silver Stream”), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic common shares (based on a 20-day volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the streaming agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the “First Mining Warrants”), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 expiring July 2, 2025. As a result of the distribution by First Mining of shares and warrants of Treasury Metals Inc. that was completed by First Mining on July 15, 2021, pursuant to the adjustment provisions of the

First Majestic Silver Corp. 2024 Annual Report	Page 26

First Mining Warrants, the exercise price of these warrants was reduced from CAD$0.40 to CAD$0.37, and the number of these warrants was increased from 30.0 million to 32.1 million. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life of mine payable silver production from Springpole.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tpd open pit mining operation over an 11-year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category. A draft Environmental Impact Statement for Springpole was published in June 2022, and the Federal and Provincial Environment Assessment processes for the project are in progress.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

Keith Neumeyer, our President & Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

First Majestic Silver Corp. 2024 Annual Report	Page 27

OVERVIEW OF FINANCIAL PERFORMANCE
For the years ended December 31, 2024, 2023 and 2022 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2024	2023	2022	24 vs '23

Revenues	$560,604	$573,801	$624,221	(2%)	(1)
Mine operating costs
Cost of sales	344,703	410,057	471,687	(16%)	(2)
Cost of sales - standby costs	—	13,438	—	(100%)	(2)
Depletion, depreciation and amortization	124,001	124,664	135,782	(1%)	(3)
	468,704	548,159	607,469	(14%)

Mine operating earnings	91,900	25,642	16,752	NM

General and administrative	39,597	38,709	36,372	2%	(4)
Share-based payments	13,490	13,177	13,958	2%
Mine holding costs	23,666	22,088	11,930	7%	(5)
Write down on asset held-for-sale	—	7,229	—	(100%)	(6)
Restructuring costs	—	6,883	—	(100%)	(7)
Impairment of non-current asset	—	125,200	(2,651)	(100%)	(8)
Loss on sale of mining interest	—	3,024	(4,301)	(100%)	(9)
Foreign exchange loss (gain)	18,902	(11,884)	637	NM
Operating loss	(3,755)	(178,784)	(39,193)	(98%)
Investment and other income	5,361	9,149	(1,888)	(41%)	(10)
Finance costs	(28,060)	(26,280)	(20,323)	7%	(11)
Loss before income taxes	(26,454)	(195,915)	(61,404)	(86%)
Current income tax expense	31,997	14,005	56,250	128%
Deferred income tax expense (recovery)	43,434	(74,808)	(3,378)	(158%)
Income tax expense (recovery)	75,431	(60,803)	52,872	NM	(12)
Net loss for the year	($101,885)	($135,112)	($114,276)	25%	(13)

Loss per common share
Basic and diluted	($0.34)	($0.48)	($0.43)	29%	(13)

NM - Not meaningful
1.Revenues in the year ended December 31, 2024 were $560.6 million, or a 2% decrease compared to $573.8 million in the same period of the previous year, primarily attributed to:
•a 20% decrease in total payable AgEq ounces sold compared to the prior year which resulted in a decrease in revenues of $99.9 million. This was primarily due to higher inventory levels held, lower production levels at San Dimas and La Encantada as well as the temporary suspension of mining activities at Jerritt Canyon in Q1 2023 which contributed $40.5 million in revenues during 2023.
Partially offset by:
•a 21% increase in the realized silver price per ounce sold, which averaged $28.26 year-to-date compared to $23.29 in the prior year. This resulted in an $87.1 million increase in revenue compared to the prior year.
•a 7% increase in payable AgEq ounces produced at Santa Elena; and
•an 80% increase in revenues from coins and bullion following the opening of First Mint in 2024.

First Majestic Silver Corp. 2024 Annual Report	Page 28

2.Cost of sales in the year were $344.7 million, representing a 16% decrease compared to $410.1 in the same period of the previous year, primarily attributed to:
•a $73.9 million decrease in labour, consumables and energy costs during the year along with a decrease in other costs including insurance, services, selling and maintenance costs. This was primarily due to the temporary suspension of operations at the Jerritt Canyon Mine during Q1 of 2023, a reduced workforce in Jerritt Canyon and across the organization, along with lower production at San Dimas and La Encantada during the year;
•a $13.4 million decrease in one-time standby costs primarily related to one-time severance and demobilization costs following the temporary suspension of mining activities at Jerritt Canyon in 2023; and
•a weaker Mexican peso relative to the US dollar, which averaged 3% weaker compared to 2023.
Partially offset by:
•a $1.9 million increase in environmental duties and royalties due to increased production at Ermitaño which resulted in increased royalties paid;
•a $1.8 million increase in abnormal costs at San Dimas during the second quarter as the Company had to use higher cost diesel from back up energy sources due to low water levels at the Company’s Las Truchas hydroelectric dam and damage to the power lines from a wildfire adjacent to the hydroelectric plant; and

•a $1.7 million increase in worker participation costs in Mexico.

3.Depletion, depreciation and amortization in the year was $124.0 million, representing a 1% decrease compared to $124.7 million in the same period of the previous year, primarily attributed to:
•a $12.1 million decrease related to lower depletion at Jerritt Canyon due to the temporary suspension of mining activities.
Partially offset by:
•an $11.5 million increase in depletion and depreciation from the Mexican operations primarily due to an increase in production at Santa Elena as well as higher fixed asset depreciation at Santa Elena and La Encantada.
4.General and administrative expense in the year was $39.6 million, representing a 2% increase compared to $38.7 million in the same period of the previous year, primarily attributed to higher due diligence costs incurred as a result of the Gatos acquisition which completed on January 16, 2025 and higher legal and professional fees related to the Company’s ongoing NAFTA proceedings. This was offset by higher severance costs incurred in 2023 related to restructuring efforts to optimize the Company’s workforce.
5.Mine holding costs in the year were $23.7 million, representing a 7% increase compared to $22.1 million in the same period of the previous year, primarily attributed to the temporary suspension of Jerritt Canyon in Q1 2023 and care and maintenance activities for the Santa Elena underground mine. This was partially offset by lower holding costs due to the sale of La Guitarra and La Parrilla in the first and third quarters of 2023, respectively.

6.Write down on asset held-for-sale decrease by $7.2 million compared to the same period of the previous year. In 2023, the Company recorded a write-down related to La Parrilla based on the change in value of shares of Silver Storm Mining (formerly Golden Tag Resources) at the end of the reporting period.
7.Restructuring costs decreased by $6.9 million compared to the same period in the previous year. In 2023, restructuring costs were related to the Company optimizing its workforce primarily at San Dimas, as well as at the Durango regional office and Santa Elena.
8.Impairment decreased by $125.2 million compared to the same period of the previous year. In March 2023, the Company recorded a $125.2 million impairment in respect of its Jerritt Canyon mine following the temporary suspension of mining operations.
9.Loss on sale of mining interest decrease by $3.0 million compared to the same period of the previous year. This was due to the sale of La Guitarra to Sierra Madre Gold and Silver Ltd. on March 29, 2023. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company had recorded a loss on disposition of $1.4 million in the first quarter of the prior year.
10.Investment and other income for the year totaled $5.4 million, representing a 41% decrease compared to $9.2 million in the same period of the previous year. The decrease in the investment and other income was primarily due to an

First Majestic Silver Corp. 2024 Annual Report	Page 29

unrealized gain on silver futures of $0.1 million, compared to a $4.3 million gain in the prior year. This was partially offset by a marginal unrealized gain on marketable securities, compared to a $1.6 million loss in the prior year.
11.Finance costs for the year was $28.1 million, representing a 7% increase compared to $26.3 million in the same period of the previous year. The increase was primarily due to an increase in the accretion expense for decommissioning liabilities of $1.3 million resulting from changes in the asset retirement obligations as well as an increase in accretion expense on the Company's convertible bond as it gets closer to maturity.
12.During the year ended December 31, 2024, the Company recorded an income tax expense of $75.4 million, representing a 224% increase compared to an income tax recovery of $60.8 million during the previous year primarily due to an increase in deferred income tax expense. The deferred income tax expense during the year was primarily related to the foreign exchange impact on available Mexican tax pools to account for the strengthening of the US dollar relative to the Mexican peso. The income tax recovery in 2023 was primarily driven by an impairment on non-current assets during the first quarter of 2023 along with foreign exchange and inflationary adjustments.
13.As a result of the foregoing, net loss for the year ended December 31, 2024 was $101.9 million (EPS of ($0.34)), representing a 25% improvement compared to a net loss of $135.1 million (EPS of ($0.48)) during the previous year.

First Majestic Silver Corp. 2024 Annual Report	Page 30

For the quarters ended December 31, 2024 and 2023 (in thousands of dollars, except for per share amounts):

	Fourth Quarter	Fourth Quarter
	2024	2023	Variance %

Revenues	$172,337	$136,946	26%	(1)
Mine operating costs
Cost of sales	89,424	89,395	0%	(2)
Depletion, depreciation and amortization	34,676	29,650	17%	(3)
	124,100	119,045	4%

Mine operating earnings	48,237	17,901	169%

General and administrative expenses	11,411	8,149	40%	(4)
Share-based payments	2,595	2,466	5%
Mine holding costs	5,493	7,338	(25%)	(5)
Restructuring costs	—	455	(100%)	(6)
Foreign exchange loss (gain)	3,078	(2,931)	NM
Operating earnings	25,660	2,424	NM
Investment and other income	1,275	1,005	27%	(7)
Finance costs	(6,783)	(6,592)	3%
Earnings (loss) before income taxes	20,152	(3,163)	NM
Current income tax expense	15,290	8,770	74%
Deferred income tax expense (recovery)	18,340	(22,164)	(183%)
Income tax expense (recovery)	33,630	(13,394)	NM	(8)
Net (loss) earnings for the period	($13,478)	$10,231	NM	(9)

(Loss) earnings per share (basic and diluted)	($0.04)	$0.04	NM	(9)

NM - Not meaningful

1.Revenues in the quarter were $172.3 million, representing a 26% increase compared to $136.9 million the same quarter of the prior year primarily attributed to:
•a 27% increase in the average realized silver price, which was $30.80 per ounce during the quarter, compared to $24.16 per ounce in the fourth quarter of 2023. This resulted in a $34.2 million increase in revenue compared to the same quarter of the prior year.
Partially offset by:
•a 3% decrease in the total number of payable AgEq ounces sold compared to the fourth quarter of 2023 which resulted in a decrease in revenues of $1.4 million compared to the fourth quarter of 2023. This was primarily driven by lower AgEq ounces produced at San Dimas and Santa Elena compared to the fourth quarter of 2023.

2.Cost of sales in the quarter were $89.4 million, consistent to the same quarter of the prior year primarily attributed to:
•a $7.2 million increase in change in inventory expense compared to the same quarter of 2023;
•a $0.7 million increase in other costs primarily due to an increase in environmental duties and royalties; and
•a $0.2 million increase in worker participation costs in Mexico.
Partially offset by:
•a weaker Mexican peso relative to the US dollar, which averaged 14% lower compared to the same quarter of 2023;
•a $7.1 million decrease in labour costs primarily due to the reduction in workforce across the organization following restructuring efforts to optimize the workforce during the same quarter of the prior year; and

First Majestic Silver Corp. 2024 Annual Report	Page 31

•a $1.3 million decrease in consumables and materials, energy and insurance costs.
3.Depletion, depreciation and amortization in the quarter was $34.7 million, representing a 17% increase compared to $29.7 million in the same quarter of the previous year, primarily as a result of:
•a $5.7 million increase in depletion and depreciation from the Mexican operations primarily due to higher produced tonnes at Santa Elena as well as higher fixed asset depreciation at San Dimas and Santa Elena.
Partially offset:
•a decrease of $0.4 million in depreciation and amortization from Jerritt Canyon compared to the same quarter of the prior year.
4.General and administrative expense in the quarter was $11.4 million, representing a 40% increase compared to $8.1 million in same quarter of the prior year. This was primarily attributable to higher salaries and benefits as well as higher due diligence costs incurred in 2024 as a result of the Gatos acquisition completed on January 16, 2025 and higher legal and professional fees related to the Company’s ongoing NAFTA proceedings.
5.Mine holding costs in the quarter were $5.5 million, representing a 25% decrease compared to $7.3 million in the same quarter of 2023, primarily driven by a decrease in holding costs for the Jerritt Canyon, Santa Elena underground mine, and Del Toro properties.
6.Restructuring Costs decreased by $0.5 million compared to the same quarter of 2023. In 2023, restructuring costs were related to the Company optimizing its workforce primarily at San Dimas, as well as at the Durango regional office and Santa Elena.
7.Investment and other income in the quarter were $1.3 million, representing a 27% increase compared to $1.0 million the same quarter of the prior year. This was primarily attributable to a gain from investment in silver future derivatives of $1.1 million, compared to a $0.5 million loss in the same quarter of the prior year, along with interest income of $0.3 million compared to interest income of $1.6 million in the same quarter of the prior year.
8.During the quarter, the Company recorded an income tax expense of $33.6 million compared to a $13.4 million income tax recovery in the fourth quarter of 2023. The increase in income tax expense was primarily related to the non-cash foreign exchange impact on available Mexican tax pools to account for the strengthening of the US dollar against the Mexican peso resulting in an increased deferred tax expense as well as an increased current tax expense driven by higher earnings at Santa Elena.
9.As a result of the foregoing, net loss for the quarter was $13.5 million (EPS of ($0.04)) compared to a net gain of $10.2 million (EPS of $0.04) in the same quarter of the prior year.

First Majestic Silver Corp. 2024 Annual Report	Page 32

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2024				2023
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$172,337	$146,087	$136,166	$106,014	$136,946	$133,211	$146,692	$156,952
Cost of sales	$89,424	$85,694	$89,096	$80,489	$89,395	$92,187	$104,607	$123,868
Depletion, depreciation and amortization	$34,676	$31,871	$31,608	$25,846	$29,650	$27,998	$32,587	$34,429
Mine operating earnings (loss)	$48,237	$28,522	$15,462	($321)	$17,901	$13,026	$1,138	($6,423)
Net (loss) earnings after tax	($13,478)	($26,593)	($48,251)	($13,563)	$10,231	($27,149)	($17,534)	($100,660)
(Loss) earnings per share – basic	($0.04)	($0.09)	($0.17)	($0.05)	$0.04	($0.09)	($0.06)	($0.37)
(Loss) earnings per share – diluted	($0.04)	($0.09)	($0.17)	($0.05)	$0.04	($0.09)	($0.06)	($0.37)

During the fourth quarter of 2024, mine operating earnings were $48.2 million, representing a 69% increase compared to mine operating earnings of $28.5 million in the previous quarter. The increase was primarily due an increase in payable AgEq ounces sold as well as an increase in the average realized silver price.

The net loss for the quarter was $13.5 million, representing a 49% improvement compared to a net loss of $26.6 million in the prior quarter. This improvement was primarily attributed a $19.7 million increase in mine operating earnings compared to the prior quarter and a non-cash foreign exchange loss of $3.1 million compared to a $5.8 million loss in the prior quarter. This was partially offset by $9.2 million increase in income tax expense compared to the prior quarter.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2024, the Company had cash and cash equivalents of $202.2 million, comprised primarily of cash held with reputable financial institutions and invested in cash accounts and highly liquid short-term investments with maturities of three months or less. With the exception of $1.5 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents excludes $106.1 million of restricted cash as at December 31, 2024.
On August 3, 2023, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of “at-the-market distributions”) under one or more prospectus supplements of various securities listed in the shelf prospectus, up to an aggregate total of $500.0 million, over a 25-month period commencing as of the filing date of the base shelf prospectus.

On February 22, 2024, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC (collectively, the “Agents”) and filed a prospectus supplement to its short form base shelf prospectus dated August 3, 2023, pursuant to which the Company may, at its discretion and from time-to-time, sell through the Agents common shares of the Company for aggregate gross proceeds of up to $150.0 million through the ATM program (the “2024 ATM Program”). During the year ended December 31, 2024, 14,300,000 common shares were sold under the 2024 ATM Program at an average price of $6.73 per share, for gross proceeds of $96.2 million or net proceeds of $93.9 million. As at December 31, 2024, the Company incurred $2.3 million in transaction costs in relation to the 2024 ATM Program.

Working capital as at December 31, 2024 was $224.5 million compared to $188.9 million as at December 31, 2023. Total available liquidity as at December 31, 2024 was $364.2 million, including $224.5 of working capital and $139.6 million of undrawn revolving credit facility, and excluding $106.1 million held in restricted cash.

First Majestic Silver Corp. 2024 Annual Report	Page 33

The following table summarizes the Company’s cash flow activity during the year:

	Year Ended December 31,
	2024	2023
Cash flow
Cash generated in operating activities	$151,970	$55,614
Cash (used in) investing activities	(114,160)	(153,999)
Cash provided by financing activities	42,410	64,649
Increase (decrease) in cash and cash equivalents	$80,220	($33,736)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(3,621)	2,660
Change in cash and cash equivalents classified as held for sale	—	5,219
Cash and cash equivalents, beginning of the year	125,581	151,438
Cash and cash equivalents, end of year	$202,180	$125,581

The Company’s cash flows from operating, investing and financing activities during the year ended December 31, 2024 are summarized as follows:
•Cash generated by operating activities of $152.0 million, primarily due to:
•$138.6 million in cash flows from operating activities before movements in working capital and taxes; and
•$29.2 million net change in non-cash working capital items during the period, including a $19.5 million decrease in restricted cash, an $8.1 million decrease in value added tax (“VAT”) receivables, a $2.3 million decrease in inventories, a $2.8 million increase in trade payables, partially offset by a $2.5 million decrease in income taxes payable and a $1.5 million increase in trade and other receivables.
net of:
•$15.8 million in income tax installments paid during the period.

•Cash used in investing activities of $114.2 million, primarily related to:
•$95.1 million spent on mine development and exploration activities;
•$20.0 million spent on the purchase of property, plant and equipment;
•$12.0 million spent on the purchase of marketable securities; and
•$5.0 million loaned to Sierra Madre Gold.
net of:
•$18.5 million in proceeds from the disposal of marketable securities; and
•$0.1 million in proceeds from the deposits on non-current assets.
•Cash provided in financing activities of $42.4 million, primarily related to the following:
•$93.9 million of proceeds net of share issuance costs from common shares of the Company sold under the 2024 ATM Program.
net of:
•$20.0 million repayment of the Revolving Credit Facility;
•$17.3 million repayment of lease obligations;
•$8.8 million payment of financing costs; and
•$5.3 million for the payment of dividends during the period.

During the year ended December 31, 2024, the Company received $63.1 million (1,278.9 million MXN) related to VAT filings. In connection with the tax ruling relating to Primero Empresa Minera, S.A. de C.V. (“PEM”), the Servicio de Administracion Tributaria (the “SAT”), the Mexican tax authority, has frozen a PEM bank account which contains approximately $86.7 million as security for certain tax re-assessments that are currently being disputed by PEM, and this amount is reflected in

First Majestic Silver Corp. 2024 Annual Report	Page 34

the Company’s restricted cash accounts. The Company does not agree with the SAT’s position regarding its tax re-assessments, which were issued as a result of the SAT unilaterally declaring that the Company’s APA was not valid, and is challenging Mexico’s actions with respect to the APA through various legal actions, both domestically in Mexico and internationally through NAFTA arbitration proceedings.

Reconciliation on Use of Proceeds from ATM Program
During the year ended December 31, 2024, the Company sold 14,300,000 common shares under the ATM program at an average price of $6.73 per common share for gross proceeds of $96.2 million, or net proceeds of $93.9 million after costs. The use of proceeds from the amount raised in the current year is reconciled as follows:

Gross Proceeds:	$96,206

Use of Proceeds:
Exploration	45,994
Expansionary development	41,405
Sustaining development	6,500
Offering expenses	2,307
$96,206

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company continually monitors its capital structure and, based on changes in operations and economic conditions, it may, from time to time, adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2024, the Company was in compliance with all of its debt covenants.

Contractual Obligations and Commitments

As at December 31, 2024, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$103,895	$103,895	$—	$—	$—
Debt facilities	234,097	2,444	231,653	—	—
Lease liabilities	30,572	16,497	10,631	3,247	197
Other liabilities	5,587	—	329	5,258	—
Purchase obligations and commitments	3,654	3,654	—	—	—
	$377,805	$126,490	$242,613	$8,505	$197

As at December 31, 2024, the Company had working capital of $224.5 million (December 2023 - $188.9 million) and total available liquidity of $364.2 million (December 2023 - $313.6 million), including $139.6 million (December 2023 - $124.6 million) of undrawn revolving credit facility.

First Majestic Silver Corp. 2024 Annual Report	Page 35

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s most recently filed AIF under the heading "Risk Factors". The AIF is available under the Company’s SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to the Company’s recently filed Form 40-F.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2024, net VAT receivable was $44.6 million (December 31, 2023 - $52.7 million), of which $14.2 million (December 31, 2023 - $27.5 million) relates to La Encantada, $5.1 million relates to Santa Elena (December 31, 2023 - $23.0 million), and $7.0 million (December 31, 2023 - $29.0 million) relates to San Dimas.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Indebtedness

As at December 31, 2024, the Company’s total consolidated indebtedness was $209.5 million, $0.4 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders. For further details regarding this risk, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Financial Risks – Indebtedness”.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

First Majestic Silver Corp. 2024 Annual Report	Page 36

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso relative to the US dollar is included in the table below:

	December 31, 2024
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$1,097	$—	$—	$1,282	($5,422)	($1,878)	($188)
Mexican Peso	25,748	86,726	44,614	—	(63,988)	93,100	9,310
	$26,845	$86,726	$44,614	$1,282	($69,410)	$91,222	$9,122

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

he following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		December 31, 2024
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in inventory	$1,557	$676	$2,233
	$1,557	$676	$2,233

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2024, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at December 31, 2024, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

Political and Country Risk

First Majestic currently conducts foreign operations in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, the ongoing hostilities in Ukraine and the Middle East, expropriation or nationalization, foreign exchange controls, high rates of inflation, fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recoveries

There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)), and undue reliance should not be placed on the Company's estimates of Mineral Resources and

First Majestic Silver Corp. 2024 Annual Report	Page 37

Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rate assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs. Variations in such factors may have an impact on the amount of the Company’s Mineral Reserves and Mineral Resources, or may affect the Company's ability to extract Mineral Reserves, all of which could have a material adverse effect on the Company's results of operations and financial condition. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be replicated in larger-scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Governmental Regulations, Laws, Licenses and Permits

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of “free land and first applicant” scheme; (iv) new social and environmental requirements in order to obtain and keep mining concessions, (v) the authorization by the Mexican Ministry of Economy of any mining concession’s transfer, (vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (vii) the automatic dismissal of any application for new concessions, and (viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed various amparo lawsuits challenging the constitutionality of the Decree. As of the date of this MD&A, these amparos filed by First Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all on-going amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court. Once the Supreme Court has provided its ruling on the constitutional action, such ruling will set a precedent that will enable the on-going amparo lawsuits to be resolved, thereby avoiding the potential for contradictory judgements in the various amparo lawsuits that have been filed against the Decree.

In addition, on September 15, 2024, the Mexican Congress and a majority of state legislatures approved amendments to the Mexican Constitution to implement certain structural changes to the Mexican judiciary (the “Judiciary Reform”). The Judiciary Reform introduces significant changes to the Mexican judiciary, including (i) shifting from an appointment-based system, largely dependent on qualifications, to a system where judges are elected; and (ii) replacing the Federal Judicial Council with two new entities: the Judicial Administration Body and the Judicial Discipline Tribunal, which will oversee judicial careers, the Judiciary Branch’s budgeting, and disciplinary actions for public officials. These proposed changes may have impacts on the Mexican court system and litigation in Mexico, the effects of which cannot be predicted at this time. In October 2024, opposition parties (PRI and PAN), along with certain judges and members of the Mexican Congress, filed constitutional actions with the Mexican Supreme Court of Justice against the Judiciary Reform. The Supreme Court of Justice has accepted the constitutional actions for its review.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by changes in the independence and reliability of Mexican courts, by shifts in political attitudes and by exchange controls. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will

First Majestic Silver Corp. 2024 Annual Report	Page 38

be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company’s projects.

For further details regarding risks relating to government regulations, licenses and permits, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Operational Risks – Governmental Regulations, Licenses and Permits”.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

Any public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the costs of compliance with such standards are increasing while the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require submission of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

On August 26, 2021, the Nevada Division of Environmental Protection (“NDEP”) issued 10 Notices of Alleged Violation (collectively the “NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The new NOAVs relate to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State

First Majestic Silver Corp. 2024 Annual Report	Page 39

Environmental Commission on March 18, 2022, that challenged the bases for the alleged NOAVs and any potential penalties associated with the NOAVs. Jerritt Canyon Gold and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations, however the Company's ability to conduct adequate maintenance and safety protocols may be considerably constrained or even prevented in areas where its control is impacted by criminal activities, such as the San Martin mine. Although the Company has repeatedly requested all applicable governmental authorities to take action to secure the area, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. Due to this situation, the Company has been unable to conduct care and maintenance activities at San Martin since its remaining employees were withdrawn in 2021 and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, there may be an increased risk that an environmental incident may occur at this operation and, as applicable Mexican laws impose strict liability on the property owner, the Company could incur material financial liabilities and suspension of authorizations as a result.

While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with applicable environmental laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Natural Protected Areas Risk

Pursuant to the General Law of Ecological Equilibrium and Environmental Protection (the “General Law”), the Government of Mexico may, from time to time, establish Natural Protected Areas. There are a variety of different levels of environmental protection provided under the General Law which limit the economic activity that may be undertaken in any particular Natural Protected Area. The Mexican government has announced its intention to create additional Natural Protected Areas in Mexico. Although there are currently no Natural Protected Areas in effect in the vicinity of the Company’s mining operations in Mexico, there can be no assurance that any such area will not be established in the future. In the event that a Natural Protected Area is established over land which is a part of or is nearby to any of the Company’s mineral properties in Mexico, the Company’s activities on such properties may be restricted or prevented entirely which may have a material adverse impact on the Company’s business.

Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as prolonged drought, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

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Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2024, the Company reassessed its reclamation obligation at each material mine based on updated life of mine ("LOM") estimates, rehabilitation, and closure plans. The total discounted amount of estimated cash flows required to settle the Company’s estimated obligations is $159.1 million, which has been discounted using a risk-free rate of 10.6% for the mines in Mexico and 4.6% for the Jerritt Canyon Gold Mine. The estimated decommissioning and reclamation obligations breakdown primarily consists of a $111.8 million for the reclamation obligation of the Jerritt Canyon Gold Mine, including $17.6 million related to the Environmental Trust that was funded on October 31, 2022; $13.2 million for the San Dimas Silver/Gold Mine; $12.2 million for the Santa Elena Silver/Gold Mine; $11.4 million for the La Encantada Silver Mine; $6.6 million for the San Martin Silver Mine; and $3.4 million for the Del Toro Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in our accounts as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Title of Properties
The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in Mexico, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

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Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals (“WPMI”) up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited (“STB”) in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In August 2015, the SAT commenced a legal process seeking to retroactively nullify the APA; however, the SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it received the PEM Realized Price.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $310.8 million (6,299 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $164.3 million (3,330 million MXN) inclusive of accrued interest, inflation and penalties, and in 2023, the SAT issued reassessments for the 2014, 2015, and 2016 tax years in the total amount of $418.8 million (8,488 MXN) inclusive of interest, inflation, and penalties (collectively, the “Reassessments”). For the 2017 and 2018 tax years, the SAT has initiated audits that have not yet been concluded, and therefore, tax assessments for these years have yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on spot market prices of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, the Company has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Tax Court seeking to nullify the APA granted to PEM. The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. As two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Mexican Circuit Court to send the appeal file to them, and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company was returned to the Mexican Circuit Court on February 14, 2023 and on December 5, 2023, the Mexican Circuit Court issued a decision, which was formally notified to the Company on January 4, 2024.

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In such decision, the Mexican Circuit Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to PEM’s constitutional arguments that were not accepted in the Mexican Circuit Court's decision, and following the admission of the appeal, the Second Chamber of the Supreme Court of Justice assumed jurisdiction over the appeal on June 20, 2024. On September 18, 2024, the Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Supreme Court dismissed the Company’s appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Supreme Court which the Company believes are favourable to PEM and that were not considered by the Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which ignored the Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Federal Tax Court, and it expects that a decision on this new lawsuit will be issued by the Collegiate Court in the second half of 2025.

International Remedies

i. NAFTA APA Claim

In respect of the APA, the Company submitted an Arbitration Request dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal partially granted certain provisional measures requested by the Company, issuing an order for Mexico to permit the withdrawal of the Company’s VAT refunds for the period as of January 4, 2023 that had been deposited by the SAT into a frozen bank account, and to deposit all future VAT refunds into an account which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in furtherance of its obligations under the PM Decision.

In addition, in response to the Company’s counter-arguments to a jurisdictional objection filed by Mexico in late July 2023, the Tribunal dismissed Mexico’s objection, agreeing with the Company that the recovery of VAT refunds under the NAFTA VAT Claim (as defined in the section below) does not breach the waiver under NAFTA (i.e. the NAFTA APA Claim and the NAFTA VAT Claim are not in respect of the same measures).

On February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024.

In order to expedite the arbitration proceedings, the Company has advised the Consolidation Tribunal and Mexico that it is proposing to add claims covered by the NAFTA VAT Claim to the NAFTA APA Claim as ancillary claims. The Tribunal with jurisdiction over the NAFTA APA Claim has, as of July 15, 2024, granted the Company the right to introduce the ancillary claims to the NAFTA APA Claim, which will make it unnecessary for the NAFTA VAT Claim to proceed separately from the NAFTA APA Claim. On October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue. In addition, Mexico filed its Memorial in support of the Consolidation Request on October 7, 2024, and the Company filed its Counter-Memorial on December 6, 2024. On January 8, 2025, a pre-hearing conference call took place among the Company, Mexico and the Consolidation Tribunal, and an in-person hearing was held in Washington, D.C. from January 27 to 28, 2025, at which the Consolidation Tribunal heard the Company’s arguments against the Consolidation Request, and Mexico’s arguments in support of the Consolidation Request.

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We expect that the Consolidation Tribunal will make its decision in respect of the Consolidation Request in Q2 2025. Until such a decision has been made, proceedings in both the NAFTA APA Claim and the NAFTA VAT Claim have been suspended. However, any decisions rendered to date by the Tribunal in the NAFTA APA Claim, including but not limited to the PM Decision, remain in force during such suspension.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $272.9 million (5,531 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultations with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement (“CUSMA”) and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. The Company submitted its Arbitration Request for the NAFTA VAT Claim to ICSID on June 29, 2023 in order to preserve its legacy claim within NAFTA's applicable limitation period, and the Arbitration Request was registered by ICSID on July 21, 2023. As a result of the Consolidation Request (described above), the NAFTA VAT Claim has been suspended. As noted above, on October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue (however, such proceedings are currently suspended pending the outcome of the proceedings related to the Consolidation Request).

While the Company remains confident in its position with regards to its two NAFTA claims, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”) and Corporacion First Majestic S.A. de C.V. (“CFM”), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $36.0 million (730 million MXN) and $26.2 million (531 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $16.4 million (333 million MXN) and $206.8 million (4,190 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $2.9 million (59 million MXN). The SAT also issued an assessment for fiscal 2017 in the amount of $6.3 million (127.8 million MXN). The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon S.A. de C.V. (“MEP”), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $24.6 million (498 million MXN)

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including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $2.9 million (59 million MXN) including interest, inflation, and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata S.A. de C.V. (“FMP”), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $59.1 million (1,199 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro S.A. de C.V. (“FMDT”), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $24.6 million (498 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $71.5 million (1,449 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic Silver Corp. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company is continuing its enforcement efforts in respect of the Defendant’s assets in Mexico. There are no assurances that the Company will be successful in collecting on the remainder of the Court’s judgment in respect of the Defendant’s assets. Therefore, as at September 30, 2024, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

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OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at December 31, 2024, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Share Repurchase Program

On September 12, 2024, the Company established a share repurchase program (the “Share Repurchase Program”) which permits it to repurchase up to 10,000,000 common shares (3.32% of the Company’s issued and outstanding common shares as at September 4, 2024) up to September 12, 2025. The Share Repurchase Program is a “normal course issuer bid” and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company’s business and its future business prospects. The Company believes that at such times, the purchase of common shares under the Share Repurchase Program would be in the best interest of the Company. During the year ended December 31, 2024, the Company repurchased an aggregate of 50,000 common shares at an average price of CAD$7.81 per share as part of the Share Repurchase Program (December 2023 - $nil) for total payments of $0.3 million, net of transaction costs.

Related Party Disclosures

In July 2020, the Company entered into a streaming agreement with First Mining to purchase 50% of the payable silver produced over the life of the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments. Keith Neumeyer, our President & Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

With the exception of the agreement with First Mining, there were no significant transactions with related parties during the year ended December 31, 2024.

Outstanding Share Data

As at February 19, 2025, the Company has 484,090,334 common shares issued and outstanding. In addition, the following awards that were granted under the Company’s long-term incentive plan were outstanding as at February 19, 2025:

Stock options	8,696,299
Restricted share units (share-settled)	1,984,388
Deferred share units (share-settled)	30,161
Performance share units (share-settled)	1,223,165
Total	11,934,013

On December 2, 2021, the Company issued an aggregate of $230 million principal amount of 0.375% unsecured convertible senior notes due January 15, 2027 (the “Notes”). The Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the Notes is 60.3865 common shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $16.56 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company).

First Majestic Silver Corp. 2024 Annual Report	Page 46

SUBSEQUENT EVENTS

The following significant events have occurred subsequent to December 31, 2024:

Completion of the Acquisition of Gatos Silver Inc.
On January 16, 2025, the Company completed its acquisition of Gatos, and as a result, Gatos became a wholly-owned subsidiary of the Company. The Company issued an aggregate of 177,433,006 common shares of the Company to acquire all of the issued and outstanding shares of common stock of Gatos (in addition to a nominal amount of cash in lieu of fractional First Majestic common shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis. In addition, the Merger Agreement provided for the issuance by First Majestic of options to purchase an aggregate of 8,242,244 First Majestic common shares in exchange for all existing Gatos options at exercise prices adjusted by the Exchange Ratio. All existing RSUs and DSUs of Gatos were settled on January 28, 2025 for an aggregate of 2,207,762 First Majestic common shares.

As a result of the Merger Gatos became a wholly owned subsidiary of the Company. Gatos is a silver dominant producer with a 70% interest in the Los Gatos Joint Venture, which owns the producing Cerro Los Gatos underground silver mine in Chihuahua, Mexico together with approximately 103,000 hectares of mineral rights. The Merger consolidates three world-class producing silver mining districts in Mexico under one corporation. Near-term precious metal production from the Cerro Los Gatos Mine is expected to meaningfully improve overall production by the Company, and the consolidated mines are expected to have a combined annual production of 27.8 – 31.2 million ounces of silver-equivalent in 2025, including 13.6 – 15.3 million ounces of silver and is expected to change First Majestic’s average all-in sustaining costs to $19.89 to $21.27 per silver-equivalent ounce. The addition of Gatos’ interest in Cerro Los Gatos Mine is also expected to result in an immediate contribution of annual free cash flow of approximately $70 million to the Company in 2025 which management of First Majestic anticipates will result in greater access to capital to fund further development and production.

Additional information regarding Gatos’ business is included in First Majestic’s management information circular dated December 6, 2024 and in Gatos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended by Amendment No. 1 to Gatos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, all of which are available under the Company’s and Gatos’ respective profiles at sedarplus.ca.

The Company has determined that this transaction represents a business combination with the Company identified as the acquirer. Based on the January 16, 2025 opening share price of the First Majestic’s common shares, the total consideration of the acquisition is $1.07 billion. Since the transaction closed in January 2025 and Gatos' year-end financial information has not been finalized as of the date of this MD&A, the Company had insufficient time to complete the business combination accounting. As a result, the Company has not completed the initial allocation of the purchase price and has not disclosed the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. The Company began consolidating the operating results, cash flows and net assets of Gatos from January 16, 2025 and will disclose the preliminary purchase price allocation in its unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2025.

Declaration of Quarterly Dividend

On February 19, 2025, the Company’s Board of Directors approved the declaration of its quarterly common share dividend of $0.0057 per share, payable on or after March 14, 2025, to common shareholders of record as at the close of business on February 28, 2025. This dividend was declared subsequent to the quarter-end and has not been recognized as a distribution to owners during the period ended December 31, 2024.

First Majestic Silver Corp. 2024 Annual Report	Page 47

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board (“IASB”) requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Classification of Liabilities as Current or Non-Current with Covenants (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application. The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)

The amendments require disclosures regarding the effects of supplier finance arrangements on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the following:

•The terms and conditions;
•The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;
•Ranges of payment due dates; and
•Liquidity risk information.

The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2024:

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

First Majestic Silver Corp. 2024 Annual Report	Page 48

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025, although earlier application is permitted. This amendment is not expected to have a material impact on the Company’s consolidated financial statements.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company’s consolidated financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

• Contractual terms consistent with a basic lending arrangement;
• Assets with non-recourse features;
• Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”), and additional disclosures for financial instruments with contingent features.

These amendments are effective for annual reporting periods beginning on or after January 1, 2026, although earlier application is permitted. The Company is currently evaluating the impact of these amendments.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, “All-in sustaining cost (“AISC”) per silver equivalent ounce”, “AISC per gold ounce”, “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, “Average realized gold price”, “Adjusted net earnings”, “Adjusted earnings per share”, “Earnings before interest, tax, depreciation and amortization” (“EBITDA”), “Adjusted EBITDA”, “Free cash flow” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

First Majestic Silver Corp. 2024 Annual Report	Page 49

Cash Cost per AgEq Ounce, AISC per AgEq Ounce, AISC per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated by the Company based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditures are defined by the Company as "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2024 Annual Report	Page 50

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended December 31, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$10,005	$13,513	$4,779	$—	$28,297
Milling cost	9,622	7,457	6,042	—	23,121
Indirect cost	5,137	11,825	3,623	—	20,585
Total production cost (A)	$24,764	$32,795	$14,444	$—	$72,003
Add: transportation and other selling cost	292	265	145	—	867
Add: smelting and refining cost	126	274	171	—	1,003
Add: environmental duty and royalties cost	3,816	301	297	—	4,424
Add: change in inventory	845	116	55	—	545
Total cash cost (B)	$29,843	$33,751	$15,112	$—	$78,842
Workers’ participation	906	3,989	335	—	5,230
General and administrative expenses	—	—	—	—	11,039
Share-based payments	—	—	—	—	2,595
Accretion of decommissioning liabilities	307	344	284	—	935
Sustaining capital expenditures	3,779	7,116	2,331	—	13,248
Operating lease payments	1,945	792	1,073	—	4,137
All-In Sustaining Costs (C)	$36,780	$45,992	$19,135	$—	$116,026
Payable silver equivalent ounces produced (D)	2,715,622	2,229,818	755,090	—	5,700,530
Payable gold ounces produced (E)	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	271,783	219,388	253,953	—	745,124

Cash cost per AgEq ounce (B/D)	$10.99	$15.14	$20.01	$—	$13.82
AISC per AgEq ounce (C/D)	$13.54	$20.63	$25.34	$—	$20.34
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$—	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$—	N/A
Production cost per tonne (A/F)	$91.11	$149.49	$56.88	N/A	$96.63

First Majestic Silver Corp. 2024 Annual Report	Page 51

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended December 31, 2023
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$11,762	$16,413	$3,941	$—	$32,117
Milling cost	10,089	9,338	5,570	—	24,997
Indirect cost	5,565	13,767	3,682	—	23,011
Total production cost (A)	$27,413	$39,519	$13,192	$—	$80,124
Add: transportation and other selling cost	242	276	92	—	826
Add: smelting and refining cost	173	443	112	—	729
Add: environmental duty and royalties cost	3,068	422	201	—	3,691
Total cash cost (B)	$30,896	$40,660	$13,597	$—	$85,370
Workers’ participation	905	4,017	73	—	4,995
General and administrative expenses	—	—	—	—	7,787
Share-based payments	—	—	—	—	2,466
Accretion of decommissioning liabilities	258	367	269	—	894
Sustaining capital expenditures	4,002	9,301	2,818	—	16,121
Operating lease payments	1,958	427	963	—	3,738
All-In Sustaining Costs (C)	$38,019	$54,772	$17,720	$—	$121,372
Payable silver equivalent ounces produced (D)	2,965,389	3,077,782	519,109	—	6,562,280
Payable gold ounces produced (E)	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	233,601	215,232	203,898	—	652,731

Cash cost per AgEq ounce (B/D)	$10.42	$13.21	$26.19	$—	$13.01
AISC per AgEq ounce (C/D)	$12.82	$17.80	$34.14	$—	$18.50
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$—	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$—	N/A
Production cost per tonne (A/F)	$117.36	$183.61	$64.70	N/A	$122.76

First Majestic Silver Corp. 2024 Annual Report	Page 52

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Year Ended December 31, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$47,094	$56,272	$17,583	$—	$120,949
Milling cost	38,978	30,610	21,777	20	91,385
Indirect cost	21,244	50,136	14,649	—	86,029
Total production cost (A)	$107,316	$137,018	$54,009	$20	$298,363
Add: transportation and other selling cost	1,092	1,089	308	90	2,788
Add: smelting and refining cost	466	1,257	495	809	3,027
Add: environmental duty and royalties cost	12,766	1,212	752	22	14,752
Add: change in inventory	(549)	374	(1,201)	2,403	1,027
Total cash cost (B)	$121,091	$140,950	$54,363	$3,344	$319,957
Workers’ participation	3,913	15,396	1,327	—	20,636
General and administrative expenses	—	—	—	—	38,106
Share-based payments	—	—	—	—	13,490
Accretion of decommissioning liabilities	1,228	1,374	1,137	—	3,739
Sustaining capital expenditures	13,342	25,932	5,397	—	44,854
Operating lease payments	8,075	1,809	4,215	—	15,533
All-In Sustaining Costs (C)	$147,649	$185,461	$66,439	$3,344	$456,315
Payable silver equivalent ounces produced (D)	10,250,914	8,803,195	2,346,606	201,410	21,602,125
Payable gold ounces produced (E)	N/A	N/A	N/A	2,321	N/A
Tonnes milled (F)	1,012,523	776,812	897,406	—	2,686,742

Cash cost per AgEq ounce (B/D)	$11.81	$16.01	$23.17	$16.60	$14.80
AISC per AgEq ounce (C/D)	$14.40	$21.07	$28.31	$16.60	$21.11
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,441	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$1,441	N/A
Production cost per tonne (A/F)	$105.99	$176.33	$60.18	–	$111.03

First Majestic Silver Corp. 2024 Annual Report	Page 53

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Year Ended December 31, 2023
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$42,040	$65,076	$16,044	$27,297	$150,457
Milling cost	37,924	34,457	22,316	26,853	121,550
Indirect cost	21,958	55,262	14,536	5,252	97,008
Total production cost (A)	$101,919	$154,795	$52,896	$59,402	$369,012
Add: transportation and other selling cost	957	1,409	547	34	3,163
Add: smelting and refining cost	385	1,584	556	58	2,584
Add: environmental duty and royalties cost	9,769	1,452	825	834	12,880
Total cash cost (B)	$113,030	$159,240	$54,824	$60,328	$387,639
Workers’ participation	2,767	15,116	1,014	—	18,897
General and administrative expenses	—	—	—	—	37,203
Share-based payments	—	—	—	—	13,177
Accretion of decommissioning liabilities	1,032	1,467	1,076	514	4,089
Sustaining capital expenditures	16,794	33,042	5,858	7,994	64,630
Operating lease payments	7,584	932	3,597	—	13,609
All-In Sustaining Costs (C)	$141,207	$209,797	$66,369	$68,836	$539,244
Payable silver equivalent ounces produced (D)	9,518,887	12,732,827	2,733,851	1,765,316	26,750,881
Payable gold ounces produced (E)	N/A	N/A	N/A	21,080	N/A
Tonnes milled (F)	882,592	875,345	966,392	177,643	2,901,972

Cash cost per AgEq ounce (B/D)	$11.87	$12.51	$20.05	$34.17	$14.49
AISC per AgEq ounce (C/D)	$14.83	$16.48	$24.28	$38.99	$20.16
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,862	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$3,262	N/A
Production cost per tonne (A/F)	$115.48	$176.84	$54.74	$334.39	$127.16

First Majestic Silver Corp. 2024 Annual Report	Page 54

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Revenues as reported	$172,337	$136,946	$560,604	$573,801
Add back: smelting and refining charges	1,003	730	3,027	2,584
Gross revenues	173,340	137,676	563,631	576,385
Less: Sandstorm gold revenues	(12)	(11)	(23)	(518)
Less: Wheaton gold revenues	(4,452)	(6,604)	(18,247)	(26,499)
Gross revenues, excluding Sandstorm, Wheaton (A)	$168,876	$131,061	$545,361	$549,368

Payable silver equivalent ounces sold	6,079,727	6,295,250	21,745,706	27,205,471
Less: Payable silver equivalent ounces sold to Sandstorm	(2,331)	(1,571)	(4,168)	(90,114)
Less: Payable silver equivalent ounces sold to Wheaton	(593,817)	(869,860)	(2,440,570)	(3,525,412)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	5,483,579	5,423,819	19,300,968	23,589,945

Average realized silver price per silver equivalent ounce (A/B)	$30.80	$24.16	$28.26	$23.29
Average market price per ounce of silver per COMEX	$28.29	$23.25	$27.49	$23.39

First Majestic Silver Corp. 2024 Annual Report	Page 55

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Gross revenue, excluding Sandstorm, Wheaton	$168,875	$131,061	$545,361	$549,368
Less: Silver revenues	(82,178)	(56,684)	(240,738)	(243,682)
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$86,697	$74,377	$304,624	$305,686

Gold ounces sold	39,542	47,550	155,770	202,063
Less: Gold ounces sold to Wheaton	(6,990)	(10,472)	(28,746)	(42,172)
Less: Gold ounces sold to Sandstorm	(26)	(22)	(47)	(1,094)
Gold ounces sold, excluding Sandstorm and Wheaton (B)	32,526	37,056	126,977	158,797

Average realized gold price per ounce (A/B)	$2,665	$2,007	$2,399	$1,925
Average market price per ounce of gold	$2,390	$1,927	$2,319	$1,943

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company’s ability to generate liquidity from operating activities.

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Operating cash flows	$81,654	$19,925	$151,970	$55,614
Less: Sustaining capital expenditures	13,248	16,121	44,854	64,630
Free cash flow	$68,406	$3,804	$107,116	($9,016)

First Majestic Silver Corp. 2024 Annual Report	Page 56

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Net (loss) earnings as reported	($13,478)	$10,231	($101,885)	($135,112)
Adjustments for non-cash or unusual items:
Impairment of non-current assets	—	—	—	125,200
Deferred income tax expense (recovery)	18,340	(22,164)	43,434	(74,808)
Loss (gain) from investment in marketable securities	184	21	(21)	1,640
Loss on divestiture of mining interest	—	—	—	3,024
Share-based payments	2,595	2,466	13,490	13,177
Standby costs	—	—	—	13,438
Abnormal costs (1)	—	—	1,759	—
Restructuring costs	—	455	—	6,883
Write-down on assets held-for-sale	—	—	—	7,229
Write-down of mineral inventory	—	659	1,465	15,500
Adjusted net earnings (loss)	$7,641	($8,332)	($41,758)	($23,829)
Weighted average number of shares on issue - basic	301,810,960	286,997,928	295,544,681	282,331,106
Adjusted EPS	$0.03	($0.03)	($0.14)	($0.08)
(1) Abnormal costs include $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Company's Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

First Majestic Silver Corp. 2024 Annual Report	Page 57

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA

The Company started using the financial measures “EBITDA” and “Adjusted EBITDA” in the third quarter of 2024, which are both non-GAAP measures, to supplement net earnings (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses EBITDA and Adjusted EBITDA as a critical measure of operating performance in conjunction with the related GAAP amounts. EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization. The only items considered in the Adjusted EBITDA calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

EBITDA and Adjusted EBITDA is used for forecasting, operational and strategic decision making and evaluating current Company and management performance. Management believes that excluding certain non-cash and non-recurring items from the EBITDA calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of EBITDA and Adjusted EBITDA is not meant to be a substitute for net earnings presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate EBITDA, management adjusts from net earnings (GAAP) by adding back finances costs, depletion, depreciation and amortization, and income taxes. To calculate Adjusted EBITDA, management adjusts from EBITDA, net of the tax effects of adjustments, the following:
•share-based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Net (Loss) earnings as reported	($13,478)	$10,231	($101,885)	($135,112)
Add back:
Finance costs	6,783	6,592	28,060	26,280
Depletion, depreciation and amortization	35,048	30,012	125,492	127,819
Income taxes	33,630	(13,394)	75,431	(60,803)
EBITDA	61,983	33,441	127,098	(41,816)
Adjustments for non-cash or unusual items:
Impairment of non-current assets	—	—	—	125,200
Loss (gain) from investment in marketable securities	184	21	(21)	1,640
Loss on divestiture of mining interest	—	—	—	3,024
Share-based payments	2,595	2,466	13,490	13,177
Standby costs	—	—	—	13,438
Abnormal costs (1)	—	—	1,759	—
Restructuring costs	—	455	—	6,883
Write-down on assets held-for-sale	—	—	—	7,229
Write-down of mineral inventory	—	659	1,465	15,500
Adjusted EBITDA	$64,762	$37,042	$143,791	$144,275
(1) Abnormal costs include $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Company's Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

First Majestic Silver Corp. 2024 Annual Report	Page 58

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility.

	December 31, 2024	December 31, 2023
Current Assets	$368,821	$309,057
Less: Current Liabilities	(144,307)	(120,138)
Working Capital	$224,514	$188,919
Available Undrawn Revolving Credit Facility	139,640	124,640
Available Liquidity	$364,154	$313,559

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President & Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of December 31, 2024. There have been no significant changes in our internal controls during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to the "Report of Independent Registered Public Accounting Firm" section of

First Majestic Silver Corp. 2024 Annual Report	Page 59

the financial statements for the independent registered public accounting firm's attestation regarding the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and costs and mine plans and mine life; the results of the exploration efforts on the Navidad system at the Santa Elena property; the expected reduction of carbon emissions at San Dimas resulting from LNG generators; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; construction and operations of the replacement well at La Encantada; statements with respect to water source development and water inventory levels at La Encantada; the timing of completion of exploration programs and drilling programs; the restarting of operations or potential plans at the Company's temporarily suspended and/or non-operating mines; the temporary suspension of processing activities at Jerritt Canyon; future exploration activities at the Jerritt Canyon Gold Mine and the costs thereof; anticipated reclamation and decommissioning activities and associated costs; conversion of mineral resources to proven and probable mineral reserves; analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the implementation and effect of cost reduction initiatives; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; sales of bullion direct to customers; payment of dividends; the impact of amendments to accounting policies; effectiveness of internal controls and procedures; the validity of the APA; statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under NAFTA or other claims and the compliance by counterparties with judgments or decisions; any potential litigation resulting from the Demand Letters in connection with the Merger; the continued development and future operations of the Company’s minting facility; the Share Repurchase Program (as defined herein); future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company; the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments; the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters; expectations regarding the effects of public health crises on the Company's operations, the global economy and the market for the Company's products; and other statements identified as such in the documents incorporated by reference herein. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”,

First Majestic Silver Corp. 2024 Annual Report	Page 60

“targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: global economic conditions including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating commodity prices, fluctuating currency exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, defects in title, availability and costs of materials and equipment, climate change events including, but not limited to, drought conditions, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations, availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount and other factors described in the Company’s most recently filed AIF under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Gonzalo Mercado, P. Geo., the Company’s Vice President of Exploration & Technical Services and a “Qualified Person” as defined under NI 43-101. For more detailed information regarding the Company’s material mineral properties, please refer to the Company’s most recently filed AIF which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to our most recently filed Form 40-F.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s most recently filed AIF and the Company’s audited consolidated financial statements for the year ended December 31, 2024, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2024 Annual Report	Page 61